Form 10-K405, Exhibit 13
period 1998-12-31
US LEC CORP
filed 1999-03-31
CIK 1054290

US LEC o The Competitive Telephone Company

Management's Discussion and Analysis of Financial Condition and Results of Operations



                                                                              13

  Except for historical information, this report contains forward-looking statements subject to uncertainties and risks, and as a result, US LEC's actual results may differ materially from those discussed here. These uncertainties and risks include among others, the demand for US LEC's services, the ability of the Company to successfully attract and retain personnel, competition, uncertainties regarding its dealings with incumbent local exchange carriers ("ILECs"), other telecommunications carriers and facility providers, regulatory uncertainties, reliance on leased transmission capacity and the cost of that capacity, the need to finance operations and future capital expenditures, the possibility of an adverse decision related to reciprocal compensation owed to the Company by BellSouth Telecommunications, Inc. ("BellSouth"), as well as the Company's ability to successfully initiate operations in additional markets. These and other applicable risks are described in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and other filings with the Securities and Exchange Commission.

  The following discussion and analysis should be read in conjunction with the "Selected Financial Data" on page 12 of this report and the Company's consolidated financial statements and related notes thereto appearing elsewhere in this report.

Company Overview
  US LEC is a rapidly growing switch-based competitive local exchange carrier ("CLEC") that provides local, long distance and enhanced telecommunications services to its customers. The Company primarily serves telecommunication-intensive customers including businesses, universities, financial institutions, hospitals, hotels and government agencies. US LEC was founded in June 1996 after passage of the Telecommunications Act of 1996 (the "Telecom Act"), which enhanced the competitive environment for local exchange services. US LEC initiated service in North Carolina in March 1997, becoming one of the first CLECs in North Carolina to provide switched local exchange services, and now operates from offices in Charlotte, Raleigh, Greensboro, Atlanta, Memphis, Nashville, Knoxville, Orlando, Miami, Tampa and Jacksonville. US LEC currently plans to establish offices in additional markets during 1999, including Richmond, Norfolk/Virginia Beach, Chattanooga, Birmingham, Philadelphia, and the Washington D.C. metropolitan area.

Revenue and Cost of Services
  US LEC's revenue is comprised of two primary components: (1) fees paid by customers for local, long distance and enhanced services and (2) access charges. Local, long distance and enhanced service revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for lines in service and additional features on those lines. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid by interexchange carriers ("IXCs") for the origination and termination of interexchange toll and toll-free calls and reciprocal compensation, which is discussed below. US LEC's "core business" revenue is comprised of local, long distance, enhanced service fees and toll and toll-free access charges as described above. The Company does not resell any ILEC services.

  Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier's network. Reciprocal compensation rates are fixed by an interconnection agreement negotiated between those carriers. The majority of the Company's 1998 revenue was earned from reciprocal compensation and is currently being disputed by BellSouth. This dispute relates to reciprocal compensation charges related to traffic that is terminated to enhanced service providers, including internet service providers. As part of this dispute BellSouth has disputed reciprocal compensation charges related to Metacomm, LLC, a company that is indirectly controlled by Richard T. Aab, the majority stockholder and chief executive officer of the Company. The BellSouth dispute contends that such traffic does not constitute "telecommunications" subject to reciprocal compensation under the Telecom Act and the existing interconnection agreement between BellSouth and the Company. See Note 6 to the consolidated financial statements for a detailed description of these proceedings and uncertainties associated with their outcome.


  Although the Company has generated a majority of its revenue from reciprocal compensation, US LEC was founded to establish a company that would provide a wide array of telecommunications services to its customers. US LEC has deployed a significant regional network, and as of December 1998 has active switches in 11 sites, serving over 550 customers. Management believes this level of growth, achieved in less than two years, is indicative of the markets' acceptance of US LEC's strategy and service offerings in its core business. Management expects the Company's core business revenue to increase and reciprocal compensation to decrease as percentages of total revenue in future periods as US LEC continues to deploy its network and expand its customer base.

        US LEC o The Competitive Telephone Company

Management's Discussion and Analysis of Financial Condition and Results of Operations

14


  In order to provide local exchange services, the Company has signed interconnection agreements with various ILECs, including BellSouth, GTE and Sprint. These agreements provide the framework for the Company to serve its customers when other local carriers are involved. The Company's interconnection agreement with BellSouth is scheduled to terminate in June 1999 but management does not anticipate any interruption of interconnect services. While the Company does not anticipate that BellSouth will agree to renew the agreements in a manner consistent with the Company's existing agreements as they relate to reciprocal compensation, it intends to pursue such consistent terms vigorously. The Company's ultimate ability to obtain such terms will depend on a number of factors, including decisions by the Federal Communications Commission and state regulatory authorities.

  Cost of services is comprised primarily of leased transport charges and commissions payable with respect to reciprocal compensation revenue. The Company's leased transport charges are the lease payments incurred by US LEC for the fiber optic transmission facilities used to connect the Company's customers to its switch and to the ILEC and other carrier networks. US LEC, as part of its "smart-build" strategy, does not currently own any fiber or copper transport facilities. These facilities are leased from various providers including, in some cases, the ILEC. The Company's strategy of leasing rather than building its own fiber transport facilities results in the Company's cost of services being a significant component of total costs. Management believes that this strategy has several benefits, including faster time-to-market, more efficient asset utilization, and diverse interconnection opportunities. The Company has to date been successful in negotiating lease agreements which generally match the duration of its customer contracts, thereby allowing the Company to mitigate the risk of incurring charges associated with transmission facilities that are not being utilized by customers. The Company shares revenue in the case of toll-free access and reciprocal compensation revenue. While the majority of the Company's cost of services is comprised of leased transport charges and reciprocal compensation commissions, management expects that over time outbound traffic and other usage sensitive charges will become a major component of cost of services as the Company begins to carry more of its customers' outbound calls.

Selling, General and Administrative Expenses; Depreciation and Amortization
  In addition to the costs of services described above, the Company incurs certain other expenses. The largest component of selling, general and administrative expense ("SG&A") relates to employee salaries, related taxes and benefits, and other incentive-based compensation. Other major categories of SG&A include expenses associated with leasing real estate for the Company's offices and network, travel, supplies, legal and accounting.

  Depreciation and amortization expense is primarily due to capital expenditures made by the Company. Gross property, plant, and equipment increased from $13.3 million in 1997 to $61.3 million in 1998. Depreciation and amortization expense increased from $0.4 million in 1997 to $4.9 million in 1998.

  As the Company continues to build its network, SG&A, depreciation and amortization expense will continue to grow. Although the Company is currently profitable, there can be no assurance that the Company can continue to maintain its profitability.

Results of Operations

  Comparison of Year Ended December 31, 1998 to Year Ended December 31, 1997

  Net revenue increased to $84.7 million for the year ended December 31, 1998 from $6.5 million in 1997. The increase in revenue of $78.2 million resulted from the Company's expansion into new markets, an increase in the total number of customers in existing markets and an increase in telecommunications traffic on its network. As mentioned above, a majority of the Company's revenue was comprised of reciprocal compensation originated by customers of ILECs. Given that no near term resolution of the reciprocal compensation dispute is expected, the Company recorded a $12.0 million allowance against reciprocal compensation revenue and related receivables during 1998. The results discussed in this report are net of this adjustment. This allowance was made for the uncertainty associated with the current judicial and regulatory proceedings related to this revenue, and does not reflect a change in the Company's commitment to pursue the matter to a successful conclusion. See Note 6 to the consolidated financial statements for a detailed description of these proceedings and uncertainties associated with their outcome.

  Billable minutes of use were approximately 10.9 billion in 1998 compared to approximately 472 million in 1997. Billable trunks increased to 39,304 at December 31, 1998 from 8,039 at the December 31, 1997. Equivalent Access Lines ("EALs") increased to 199,578 at December 31, 1998, from 49,229 at December 31, 1997. Equivalent Access Lines is a term used by US LEC to quantify the size of its network. During 1998, the Company modified the ratio of lines per trunk used in calculating EALs, which are based on the number of customer lines and trunks and the utilization of those lines and trunks during the "busy hour". The "busy hour" refers to the hour of the day when line usage is at its highest level. The Company calculates its EALs by multiplying the number of its trunks in service by five and adding to the result the number of its separate access lines in service. The decision to use five as the multiplier is based on management's experience, which now indicates that the typical business access line is in use for approximately 400 seconds during the busy hour (or approximately 11.1% of capacity during the busy hour) and a typical business trunk is in use for approximately 2,000 seconds during the busy hour (or approximately 55.6% of capacity during the busy hour) or approximately five times use during the busy hour of a typical business line. Beginning in the third quarter of 1998, as part of its periodic review of this issue, management changed the multiplier that it uses in the calculation of EALs from six to five in order to reflect changes in the usage of its network.

  Cost of services is comprised primarily of leased transport, facility installation, commissions and usage charges. Cost of services increased from $4.2 million, or 65.1% of revenue, for 1997, to $33.6 million, or 39.7% of revenue, for 1998. This increase was primarily a result of the increase in the size of US LEC's network, increased usage by its customers, and increased commissions due to reciprocal compensation.

  Selling, general and administrative expenses for 1998 increased to $25.0 million, or 29.5% of revenue, compared to $6.1 million, or 94.7% of revenue, for 1997. This increase was primarily a result of costs associated with developing and expanding the infrastructure of the Company as it expands into new markets, such as expenses associated with personnel, sales and marketing, occupancy, administration and billing as well as legal expenses associated with the BellSouth litigation.

  Depreciation and amortization for 1998 increased to $4.9 million from $0.4 million in 1997 primarily due to the increase in depreciable assets in service related to US LEC's network expansion.

  Interest income for 1998 increased by $1.8 million over 1997 to $1.9 million as a result of investing the proceeds from the Company's initial public offering.

  Interest expense for 1998 decreased from 1997 by $184 thousand to $237 thousand. This decrease was primarily due to the full repayment of $3.3 million in notes payable in June 1998.

  Provision for income taxes for 1998 was $9.3 million, based on an effective tax rate of 40.9%. As a result of timing differences between book and tax income at December 31, 1998, the Company had a tax net operating loss carryforward of $2.8 million. US LEC was organized as a limited liability company during 1997 and effectively converted to C Corporation status as of January 1, 1998. Accordingly, no provision (benefit) for income taxes was necessary for 1997 since income taxes were the responsibility of the individual limited liability company members.

  Net earnings after tax for 1998 amounted to $13.4 million, or $.52 per share (diluted), compared to a net loss of $4.7 million, or ($.25) per share (diluted) for 1997. The increase in net earnings and net earnings per share is attributed to the factors discussed above.

  Earnings before interest, taxes, depreciation and amortization ("EBITDA") for 1998 increased to $26.0 million from a loss of $3.9 million in 1997. EBITDA is a measure commonly used by analysts, investors, and other interested parties in the telecommunications industry and is presented to assist in understanding the Company's operating results. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to net income or loss as a measure of performance or to cash flow as a measure of liquidity. EBITDA is not necessarily comparable with the similarly titled measures for other companies.

        US LEC o The Competitive Telephone Company

Management's Discussion and Analysis of Financial Condition and Results of Operations

16

Comparison of Year Ended December 31, 1997 to the Period from Inception (June 6,
1996) to December 31, 1996
  Although the Company began operations on June 6, 1996, it did not generate revenue until March 1997 and, accordingly, any comparison of operating results between 1996 and 1997 would not be meaningful. Selling, general and administrative expenses for 1996 were $942 thousand resulting primarily from payroll costs. The Company's net loss for fiscal 1996 was $963 thousand resulting from operating expenses incurred for the initial development of the Company's business. During fiscal 1996, the Company was organized as an S corporation.

Liquidity and Capital Resources
  US LEC's business is capital intensive and its operations require substantial capital expenditures for the purchase and installation of network switches, related electronic equipment and facilities. The Company's cash capital expenditures were $47.7 million and $5.8 million for the years ended December 31, 1998 and 1997, respectively. The Company anticipates that it will have substantial capital requirements in connection with its planned expansion into additional markets during 1999 and beyond.

  In February 1998, US LEC registered 6,325,000 shares of its Class A Common Stock for sale to the public. In April and May 1998, the Company completed the public offering of these 6,325,000 shares (the "Equity Offering"). The net proceeds to the Company from the Equity Offering were approximately $87.1 million, after deducting underwriting discounts and commissions of $6.6 million and offering expenses of $1.1 million.

  At December 31, 1997, US LEC was indebted to Richard T. Aab, the Company's principal stockholder, Chairman and Chief Executive Officer, in the amount of $5.0 million. In February 1998, Mr. Aab exchanged this loan for 480,770 shares of Class B Common Stock. During the first quarter of 1998, Tansukh V. Ganatra, US LEC's President and Chief Operating Officer, and Melrich Associates, L.P. (an entity of which Mr. Aab is a general partner) loaned the Company a total of $3.3 million. The Company repaid these loans in June 1998.

  In December 1998, the Company entered into a $50.0 million loan agreement with General Electric Capital Corporation and First Union National Bank. The loan agreement was comprised of a $42.5 million one year revolving credit facility which converts to a seven year term loan and a $7.5 million reducing revolving credit facility with a six year term. The amount outstanding at December 31, 1998 was $20.0 million, all of which was borrowed under the $42.5 million one year revolving credit facility. The interest rate for the loan agreement is a floating rate based, at the Company's option, on a base rate or the London Interbank Offered Rate, plus, in each case, a specified margin. Initial advances under the agreement bear an interest rate of approximately 8.6%. This loan is subject to certain financial covenants the most significant of which relate to the levels of maintenance of revenue, earnings and debt ratios. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral to serve amounts borrowed under the loan agreement.

  Cash used in operating activities was approximately $19.1 million for 1998 compared to $5.6 million in 1997. The increase in cash used in operating activities was primarily due to a $56 million increase related to accounts receivable (net of a $12 million receivable allowance) offset by an increase in net income of $18.1 million, an increase in depreciation of $4.5 million, an increase in deferred taxes of $8.4 million and an increase related to accrued expenses of $10.6 million. The majority of the Company's accounts receivable at December 31, 1998 represented amounts due from BellSouth for reciprocal compensation, facility charges, toll and other charges. Management expects receivables due from BellSouth to continue to increase until the judicial and regulatory proceedings with BellSouth are resolved. The increase in depreciation was due to the increase in depreciable assets in service related to US LEC's network expansion. The increase in deferred taxes was due to timing differences between book and tax income at December 31, 1998. The increase in accrued expenses was primarily the result of an increase in accrued network costs, accrued compensation and other accrued expenses related to the Company's expansion.

  Cash used in investing activities increased to $48.5 million in 1998 from $6.0 million during 1997. The increase was primarily related to purchases of switching and related telecommunications equipment, office equipment and leasehold improvements associated with the Company's expansion into additional locations and markets during 1998 and, to a lesser extent, an increase in restricted cash which serves as collateral for letters of credit related to certain office leases.

  Cash provided by financing activities increased to $106.5 million for 1998 from $14.0 million for 1997. The increase was primarily due to the $87.1 million of net proceeds from the Equity Offering and $20.0 million of borrowings under the Company's credit facility, both of which are discussed above.

Effect of Recently Issued Accounting Pronouncements
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. This statement will be effective for the Company's 2000 fiscal year. The Company has not yet completed its analysis of any potential impact of this statement on its financial statements.

Year 2000 Compliance
  Many computer systems will experience difficulty processing dates beyond the year 1999 and will need to be modified prior to the Year 2000. Failure to make such modifications could result in system failures or miscalculations causing a disruption of operations. Most of the Company's information technology purchases were made after March 1997 and, because the Company's systems are relatively new and there were no legacy systems to integrate, management believes the Company's internal software and hardware systems will function properly with respect to dates in the Year 2000 and thereafter. In addition, Year 2000 issues are also addressed as the Company's network and internal systems are upgraded in the normal course of business. As of December 31, 1998, the Company's costs expended towards Year 2000 compliance has been minimal and it does not expect its additional expenditures directly related to Year 2000 compliance cost to exceed $100 thousand. Management continually reassesses the estimated costs and status of the Company's Year 2000 compliance efforts.

  The Company began conducting verification testing of all its internal information technology and information systems in 1998. The testing is a multi-phased process which includes, but is not limited to, setting the system clocks to simulate several key dates and times in the Year 2000, then performing daily activities. The infrastructure, servers and workstations, as well as software systems are being tested and validated using this process. The final phase of testing is scheduled to be completed in October 1999.

  While management believes that its hardware and software applications are Year 2000 compliant, there can be no assurance until the Year 2000 occurs that all systems will then function adequately. The Company is monitoring all key vendors and suppliers for Year 2000 compliance by various methods including, but not limited to, gathering information from a detailed survey sent by the Company, public domain websites, public service commission filings, and Securities and Exchange Commission filings. While most of the Company's significant suppliers and vendors have advised the Company that they are or anticipate being Year 2000 compliant, if the software applications of other local exchange carriers, long distance carriers, service providers, competitive access providers, or others on whose services the Company depends are not Year 2000 compliant, a material adverse effect on the Company's financial condition and results of operations could result. The Company is not aware of any significant vendor who may be unable to provide services to the Company as a result of Year 2000 non-compliance. The Company currently has a disaster recovery plan in place which will serve as a foundation for its contingency plan in the event its suppliers and vendors are not Year 2000 compliant. The full contingency plan is currently being developed and will be completed by mid-1999.

Market Risk
  US LEC is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes on its investments and debt. As of December 31, 1998, investments consisted primarily of institutional money market funds. All of the Company's long-term debt consist of variable rate instruments with interest rates that are based on a floating rate which, at the Company's option, is determined by either a base rate or the London Interbank Offered Rate, plus, in each case, a specified margin.

  Although US LEC does not currently utilize any interest rate management tools, it will evaluate the use of derivatives such as, but not limited to, interest rate swap agreements to manage its interest rate risk. As the Company's investments are all short-term in nature and its long-term debt is at variable short-term rates, management believes the carrying values of the Company's financial instruments approximate fair values.

     US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Consolidated Balance Sheets
    December 31, 1997 and 1998 (In Thousands)


18


                                                                         1997       1998
------------------------------------------------------------------------------------------
Assets  (Note 5)
Current Assets:
  Cash and cash equivalents (Note 2)                                   $ 3,189  $   41,965
  Certificates of deposit and restricted cash  (Note 2 and 6)              350       1,167
  Accounts receivable, net of allowance of $12,024 for 1998
   (Notes 2 and 6)                                                       6,006      66,214
  Prepaid expenses and other assets                                        111       2,838
------------------------------------------------------------------------------------------
        Total current assets                                             9,656     112,184

Property and Equipment, Net (Notes 2, 3 and 5)                          12,889      56,219
Other Assets                                                               136       1,800
------------------------------------------------------------------------------------------
Total Assets                                                           $22,681  $  170,203
==========================================================================================
Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                                     $ 8,201   $  13,509
  Deferred revenue (Note 2)                                              1,141         829
  Accrued network costs (Notes 2 and 8)                                  1,865       9,866
  Accrued interest payable - related party (Note 4)                        282          -
  Deferred income taxes (Notes 2 and 7)                                      -       7,108
  Accrued expenses - other                                                 435       4,657
------------------------------------------------------------------------------------------
        Total current liabilities                                       11,924      35,969
Notes Payable-Stockholders (Note 4)                                      5,000          -
Deferred Income Taxes (Notes 2 and 7)                                        -       1,259
Long-Term Debt (Note 5)                                                      -      20,000

Commitments and Contingencies (Note 6)

Stockholders' Equity (Note 10):
  Common stock - Class A, $.01 par (72,925 authorized shares,
  3,855 and 10,345 outstanding at December 31, 1997 and 1998,
  respectively)                                                             39         103
  Common stock - Class B, $.01 par (17,076 authorized
  shares, 16,595 and 17,076 outstanding at December 31, 1997 and 1998,
  respectively)                                                            166         171
  Additional paid-in capital                                            11,173     106,800
  Retained earnings (deficit)                                           (5,621)      6,556
  Unearned compensation - stock options                                      -        (655)
------------------------------------------------------------------------------------------
        Total stockholders' equity                                       5,757     112,975
------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                             $22,681  $  170,203
==========================================================================================

See notes to consolidated financial statements.

                   US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Consolidated Statements of Operations
        Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)

                                                                              19

                                                       1996         1997         1998
----------------------------------------------------------------------------------------
Revenue, Net (Notes 2, 6 and 8)                    $     -        $6,458     $    84,716
Cost of Services (Note 8)                                -         4,201          33,646
                                                   -------------------------------------
Gross Margin                                             -         2,257          51,070
Selling, General and Administrative (Note 8)            942        6,117          25,020
Depreciation and Amortization                             4          443           4,941
                                                   -------------------------------------
Earnings (Loss) from Operations                        (946)      (4,303)         21,109

Other (Income) Expense:
  Interest income                                        -           (66)         (1,860)
  Interest expense (Note 4)                              17          421             237
                                                  --------------------------------------
Earnings (Loss) Before Income Taxes                    (963)      (4,658)         22,732
Provision For Income Taxes (Note 7)                      -            -            9,305
                                                  --------------------------------------
Net Earnings (Loss)                               $    (963)     $(4,658)        $13,427
                                                  ======================================
Net Earnings (Loss) Per Share (Note 11):
  Basic                                           $    (.06)     $  (.25)          $ .53
                                                  ======================================
  Diluted                                         $    (.06)     $  (.25)          $ .52
                                                  ======================================
Weighted Average Shares Outstanding (Note 11):
  Basic                                              17,310       18,653          25,295
                                                  ======================================
  Diluted                                            17,310       18,653          25,804
                                                  ======================================

                                 See notes to consolidated financial statements.

     US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficiency)
   Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (Notes 1 and
   10) (In Thousands)


                                                    Common Stock       Common Stock
                                                       Class A            Class B
                                                 Shares    Amount    Shares    Amount
----------------------------------------------------------------------------------------
Balance, June 6, 1996 (Inception)                   --   $     --        --     $     --
    Issuance of voting shares/units                 --         --        --           --

    Shares/units granted to employees               --         --        --           --

    Net loss                                        --         --        --           --

                                               -----------------------------------------

Balance (Deficiency), December 31, 1996             --         --        --           --

    Issuance of nonvoting units                     --         --        --           --

    Issuance of voting units                        --         --        --           --

    Issuance of warrants                            --         --        --           --

    Contribution to capital                         --         --        --           --

    Exchange of limited liability company units
        for C Corporation shares                 3,855         39    16,595          166

    Net loss                                       --          --        --           --
                                                ----------------------------------------

Balance, December 31, 1997                       3,855         39    16,595          166
    Public stock offering                        6,325         63        --           --
    Conversion of $5,000 stockholder loans
        for 481 shares of Class B common stock      --         --       481            5
    Dividend (Note 4)                               --         --        --           --

    Issuance of stock warrants                      --         --        --           --

    Unearned compensation-stock options             --         --        --           --
    Exercise of warrants                           165          1        --           --

    Tax effect of non-qualified options/warrants
      exercised                                     --         --        --           --
    Net earnings                                    --         --        --           --
                                                ----------------------------------------

Balance, December 31, 1998                      10,345     $  103    17,076        $ 171
                                                ========================================

(1) On December 31, 1996, all S Corporation common shares were converted into limited liability company units based on a one-for-one conversion ratio of units for each share. On December 31, 1997, all limited liability units were converted into C Corporation common shares based upon a conversion ratio of 1,500 shares for each unit.



See notes to consolidated financial statements.

     Common Stock/         Common Stock/                             Unearned
   Voting Units (1)     Nonvoting Units (1)  Additional  Retained  Compensation
 -----------------     -------------------    Paid-in   Earnings     Stock
 Shares      Amount    Shares       Amount    Capital    (Deficit)   Options     Total
----------------------------------------------------------------------------------------
      --      $  --        --       $   --     $    --      $  --    $   --      $    --
      10        600        --           --          --         --        --          600
      --         --         2           28          --         --        --           28
      --         --        --           --          --       (963)       --         (963)
----------------------------------------------------------------------------------------

      10        600         2           28          --       (963)       --         (335)
      --         --         1        4,413          --         --        --        4,413
       1      4,555        --           --          --         --        --        4,555
      --         --        --           --          70         --        --           70
      --         --        --           --       1,711         --        --        1,711

     (11)    (5,155)       (3)      (4,441)      9,392         --        --            1
      --         --        --           --          --     (4,658)       --       (4,658)
----------------------------------------------------------------------------------------

      --         --        --           --      11,173     (5,621)       --        5,757
      --         --        --           --      87,079         --        --       87,142

      --         --        --           --       4,995         --        --        5,000
      --         --        --           --       1,250     (1,250)       --           --
      --         --        --           --          75         --        --           75
      --         --        --           --         819         --      (655)         164
      --         --        --           --         471         --        --          472
      --         --        --           --         938         --        --          938
      --         --        --           --          --     13,427        --       13,427
----------------------------------------------------------------------------------------
      --     $   --        --        $  --   $ 106,800     $6,556     $(655)   $ 112,975
========================================================================================

        US LEC o The Competitive Telephone Company

     US LEC Corp. and Subsidiaries
     Consolidated Statements of Cash Flows
            Period from June 6, 1996 (inception) to
            December 31, 1996 and years ended December
            31, 1997 and 1998 (In Thousands)


22

                                                                   1996       1997       1998
---------------------------------------------------------------------------------------------
Operating Activities:
  Net earnings (loss)                                            $ (963)    $(4,658)  $13,427
  Adjustments to reconcile net earnings (loss)
   to net cash used in operating activities:
      Depreciation and amortization                                   4         443     4,941
      Accounts receivable allowance                                   -           -    12,024
      Stock compensation                                             28          71       240
      Deferred compensation                                           -           -      (655)
      Deferred taxes                                                  -           -     8,367
      Changes in assets and liabilities which provided (used) cash:
         Accounts receivable                                          -      (6,006)  (74,177)
         Prepaid expenses and other assets                         (141)         31      (579)
         Other assets                                              (124)        (14)   (1,271)
         Accounts payable                                            34         899     5,769
         Deferred revenue                                             -       1,141      (312)
         Accrued expenses - other                                    83         634     5,082
         Accrued network costs                                        -       1,865     8,001
                                                                 ----------------------------
                        Total adjustments                          (116)       (936)  (32,570)
                                                                 ----------------------------
                        Net cash used in operating activities    (1,079)     (5,594)  (19,143)
                                                                 ----------------------------
Investing Activities:
  Purchase of property and equipment                               (266)     (5,802)  (47,721)
  Purchases of certificates of deposit and restricted cash            -        (349)     (817)
  (Advances to) repayments from stockholder                        (200)        200         -
                                                                 ----------------------------
        Net cash used in investing activities                      (466)     (5,951)  (48,538)
                                                                 ----------------------------
Financing Activities:
  Issuance of common shares and limited liability company units     600       8,968       471
  Proceeds from public stock offering                                 -           -    87,142
  Contribution of capital                                             -       1,711         -
  Proceeds from long-term debt                                        -           -    20,000
  Payment of loan fees                                                -           -    (1,156)
  Proceeds from notes payable - stockholders                      1,671       4,289     3,289
  Repayment of notes payable - stockholders                           -        (960)   (3,289)
                                                                 ----------------------------
        Net cash provided by financing activities                 2,271      14,008   106,457
                                                                 ----------------------------

Net Increase in Cash and Cash Equivalents                           726       2,463    38,776
Cash and Cash Equivalents, Beginning of Period                        -         726     3,189
                                                                 ----------------------------
Cash and Cash Equivalents, End of Period                         $  726     $ 3,189  $ 41,965
                                                                 ============================
Supplemental Cash Flows Disclosures
  Cash paid for:
    Interest                                                     $    -     $   672  $    505
                                                                 ----------------------------
    Taxes                                                        $    -     $    -    $ 1,860
                                                                 ----------------------------

Supplemental Noncash Investing and Financing Activities:

  During 1997, accrued interest of $55 due to stockholders was converted into voting equity.

  At December 31, 1996, 1997 and 1998, $14, $7,267 and $6,838 respectively, of property and equipment additions are included in outstanding accounts payable.

  During 1998, the majority stockholder converted $5,000 of loans to the Company for 481 shares of Class B Stock. The dividend resulting from the conversion of the loan was $1,250.

See notes to consolidated financial statements.

     US LEC o The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
      Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)


1. ORGANIZATION AND NATURE OF BUSINESS
  The consolidated financial statements include the accounts of US LEC Corp. (the "Company") and its nine wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 as an S Corporation. Effective December 31, 1996, US LEC Corp. was converted to a limited liability company ("US LEC L.L.C.") through an exchange of the S Corporation common stock for voting and nonvoting units of US LEC L.L.C. On December 31, 1997, in anticipation of an initial public offering of common stock, the Company became a C Corporation through a merger of US LEC L.L.C. into the Company and the exchange of all of the limited liability company units into shares of Class A or Class B Common Stock. On April 29, 1998, the Company completed the sale of 5,500 shares of Class A Common Stock through an initial public offering. Additionally, on May 12, 1998, the Company issued 825 shares of Class A Common Stock in connection with the underwriters' exercise of their option to cover over-allotments. The total offering resulted in net proceeds of approximately $87,142, after deducting underwriting discounts, commissions and offering expenses. The Company has used and intends to use substantially all of the net proceeds of the initial public offering to further expand and develop its telecommunications network and services.

  The Company, through its subsidiaries, provides switched local, long distance and enhanced telecommunications services primarily to businesses and other organizations in selected markets in the southeastern United States. The Company was a development stage enterprise from inception until March 1997, when it began generating telecommunications revenues.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  Revenue Recognition - The Company normally recognizes revenue on telecommunications and enhanced communications services in the period that the service is provided. Revenue is recorded net of amounts which are rebated to a customer or outside sales agent pursuant to each respective telecommunications service contract. Revenue related to billings in advance of providing services is deferred and recognized when earned. At December 31, 1997, deferred revenue primarily represented billings to incumbent local exchange carriers ("ILECs") relating to internet service provider ("ISP") reciprocal compensation. Reciprocal compensation represents the compensation paid to and by a competitive local exchange carrier ("CLEC") and the ILEC for termination of a local call on the other's network. The Company deferred the recognition of such amounts in 1997 pending a ruling from the North Carolina Utilities Commission ("NCUC"). During 1998, such amounts were subsequently recorded as revenue as a result of the decision by the NCUC on February 26, 1998 in favor of the Company. As a result of this ruling, the Company began recognizing all such ISP reciprocal compensation revenue in the period in which the service was provided. However, due to current regulatory and judicial proceedings related to this type of revenue, the Company established an allowance of $12,000 at December 31, 1998, which has been recorded as a reduction of revenue during the year ended December 31, 1998 (see Note 6).

  Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

  Certificates of Deposit and Restricted Cash - Certificates of deposit were carried at cost. All of these certificates matured during 1998, and served as collateral for letters of credit related to certain office leases. The restricted cash balance as of December 31, 1998 serves as collateral for letters of credit related to certain office leases.

  Accounts Receivable - The majority of the accounts receivable at December 31, 1998 arose from reciprocal compensation revenue earned in accordance with terms of an interconnection agreement with BellSouth Telecommunications, Inc. ("BellSouth"). The Company established an allowance of $12,000 as of December 31, 1998 to allow for the uncertainty associated with the current judicial and regulatory proceedings related to this revenue (see Note 6).

     US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
    Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)

  Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

  The estimated useful lives of the Company's principal classes of property and equipment are as follows:

Telecommunications switching and other equipment                     5 - 9 years
Office equipment, furniture and other                                    5 years
Leasehold improvements                        The lesser of the estimated useful
                                                lives or the lease term

  Long-Lived Assets - The Company reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurement of any impairment would include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their net carrying value. An impairment loss would be recognized as the amount by which the carrying value of the assets exceeds their fair value.

  Accrued Network Costs - Accrued network costs include management's estimate of charges for direct access lines, facility charges, outgoing and incoming minutes, reciprocal compensation and other costs of revenue for a given period for which bills have not been received by the Company. Management's estimate is developed from the minutes of use and rates charged by each respective service provider. Subsequent adjustments to this estimate may result when actual costs are billed by the service provider to the Company. However, management does not believe such adjustments will be material to the Company's financial statements.

  Fair Value of Financial Instruments - Management believes the fair values of the Company's financial instruments, including cash equivalents, certificates of deposit, accounts receivables, accounts payable and notes payable to stockholders approximate their carrying value. In addition, because the long-term debt consists of variable rate instruments, their carrying values approximate fair values.

  Income Taxes - The Company was organized as an S Corporation for the period from inception to December 31, 1996, and as a limited liability company for the period from January 1, 1997 to December 31, 1997, on which date it was converted to a C Corporation. Accordingly, no provision (benefit) for income taxes was necessary for 1996 and 1997 since income taxes were the responsibility of the individual S Corporation stockholders or limited liability company members. On a pro forma basis, had the Company been structured as a C Corporation since inception, there would have been no change in the net loss or net loss per share for 1996 and 1997. At December 31, 1997, deferred tax assets and liabilities related to the conversion to a C Corporation were not significant.

  For 1998, income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected in the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse.

  Concentration of Risk - The Company is exposed to concentration of credit risk principally from trade accounts receivable. The Company's trade customers are located in the southeastern United States. The Company performs ongoing credit evaluations of its customers but does not require collateral to support customer receivables. Credit risk may be reduced by the fact that the Company's most significant trade receivables are from large, well-established telecommunications entities. However, at December 31, 1997 and 1998, the majority of the accounts receivable balance is due from BellSouth and is currently in dispute (see Note 6).

  The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all of its current operating networks, and a number of these agreements expire at various dates in 1999. Management believes that suitable interconnection agreements can be negotiated in the future and, accordingly, does not expect any disruption of services.

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates relate to the accrual of network costs payable to other telecommunications entities and the estimate for the allowance for receivables due from BellSouth (see Note 6). Any difference between the amounts recorded and amounts ultimately realized or paid will be adjusted prospectively as new facts become known.

  Advertising- The Company expenses advertising costs in the period incurred. Advertising expense amounted to $22, $137 and $276 for 1996, 1997 and 1998, respectively.

  Significant Customer - In fiscal 1997 and 1998, BellSouth, operating in the majority of the Company's markets, accounted for 65% and 80%, respectively, of the Company's net revenue (before reduction for the $12,000 allowance described in Note 6). The majority of this revenue for 1998 was generated from reciprocal compensation. Although reciprocal compensation owed to the Company by BellSouth is not a customer relationship in the traditional sense, BellSouth is shown here due to the significant contribution to revenue. At December 31, 1997 and 1998, BellSouth accounted for 67% and 94% of the Company's total accounts receivables before allowance, respectively. The majority of such receivables and revenues have resulted from traffic associated with Metacomm, LLC ("Metacomm"), a customer of the Company and BellSouth, and which became a related party to the Company during 1998 (see Notes 6 and 8).


  Recent Accounting Pronouncements - In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Standard redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. This Statement is effective for the Company's current fiscal year end. Management has determined that the adoption of SFAS 131 has no material impact on the Company's current disclosures of its one operating segment, providing telecommunications services.

  In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. This statement will be effective for the Company's 2000 fiscal year. The Company has not yet completed its analysis of any potential impact of this standard on its financial statements.

  In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Adoption of the SOP is effective for the current fiscal year. Management has concluded that adoption of such guidance had no material effect on the financial statements.

  Reclassifications - Certain reclassifications have been made to 1996 and 1997 amounts to conform to the 1998 presentation.

     US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
     Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)

3. PROPERTY AND EQUIPMENT Property and equipment at December 31, 1997 and 1998 is summarized by major class as follows:


                                                            1997        1998
------------------------------------------------------------------------------


Telecommunications switching and other equipment         $11,790    $   45,334
Office equipment, furniture and other                        775         9,158
Leasehold improvements                                       770         6,785
                                                         ---------------------
                                                          13,335        61,277
Less accumulated depreciation and amortization              (446)       (5,058)
                                                         ---------------------
Total                                                    $12,889    $   56,219
                                                         =====================

4. NOTES PAYABLE-STOCKHOLDERS
  During 1997, the Company's majority stockholder loaned an aggregate of $5,000 to the Company. Interest charged on loaned amounts was at prime plus 2% (10.5% per annum at December 31, 1997). On February 14, 1998, the Company's majority stockholder exchanged the $5,000 loan for 481 shares of Class B Common Stock with a fair value of $10.40 per share. The fair value of the Class B Common Stock issued in the exchange was $1,250 in excess of the carrying value of the debt. Accordingly, the difference between the carrying value of the debt and the fair value of the Class B Common Stock issued in the exchange was recorded as a dividend to the majority stockholder in the first quarter of 1998. In January 1998, an entity controlled by this stockholder loaned an additional $2,289 to the Company with an interest rate of 12%. The Company repaid all the outstanding amounts due under the loan in June 1998.

  Another stockholder loaned the Company an aggregate of $960 in 1996, with an interest rate of prime plus 2%. These loans were repaid in 1997. In January 1998, this stockholder loaned $1,000 to the Company, with an interest rate of 12%. The Company repaid all the outstanding amounts due under the loan in June 1998.

  Interest expense to related parties totaled $17, $420 and $223 in 1996, 1997 and 1998, respectively.

5. LONG-TERM DEBT
  Effective December 30, 1998, the Company entered into a $50,000 loan agreement with General Electric Capital Corporation and First Union National Bank. The loan agreement was comprised of a $42,500 one year revolving credit facility which converts to a seven year term loan and a $7,500 reducing revolving credit facility with a six year term. The amount outstanding at December 31, 1998 was $20,000, all of which was borrowed under the $42,500 one year revolving credit facility. On December 31, 1998, the interest rate on the borrowings was 10.25% (prime plus 2.5%) and the Company had an additional $30,000 available under the loan agreement. On January 5, 1999, the Company converted the $20,000 borrowings under the line to a LIBOR-based loan with an interest rate of 8.56%, based on one month LIBOR plus 3.50%. This loan is subject to certain financial covenants, the most

                                                                              27
significant of which relate to the maintenance of levels of revenue, earnings and debt ratios. Substantially all of the Company's and its subsidiaries' assets are pledged as collateral to secure amounts borrowed under the loan agreement. Scheduled maturities of long-term debt, assuming conversion to a term loan are as follows:

Year ending December 31:
  1999                                                                $    -
  2000                                                                     -
  2001                                                                     -
  2002                                                                   3,000
  2003                                                                   3,000
  Thereafter                                                            14,000
                                                                      --------
Total                                                                 $ 20,000
                                                                      ========

6.      COMMITMENTS AND CONTINGENCIES
  Disputed ISP Revenues - A majority of the Company's revenue is derived from reciprocal compensation amounts due from ILECs, principally BellSouth, a majority of which relates to ISP revenue (approximately $54,000 in 1998 before the $12,000 allowance) that is being disputed. Management believes that such revenue has been earned by the Company and payments are due from BellSouth pursuant to the interconnection agreements that BellSouth has with the Company. However, in August 1997, BellSouth notified the Company and other CLECs that it considered ISP traffic interstate (and therefore not subject to reciprocal compensation) and that BellSouth would not pay (or bill) reciprocal compensation under interconnection agreements for traffic terminated to enhanced service providers ("ESPs"), including information service providers and ISPs. On February 26, 1998, following a petition by the Company, the NCUC ordered BellSouth to bill and pay for all such traffic. Following motions filed by BellSouth, the NCUC stayed enforcement of its order until June 1, 1998. On April 27, 1998, BellSouth filed a petition for judicial review of the NCUC's order and an action for declaratory judgment and other relief (including a request for an additional stay) with the United States District Court for the Western District of North Carolina ("U.S. District Court") pending determination of certain ISP issues by the Federal Communications Commission ("FCC"). This action was filed against the Company and the NCUC. This matter is currently pending before the U.S. District Court.

  On February 26, 1999, the FCC ruled that Internet traffic represents interstate traffic. However, they further ruled that carriers are bound by their existing interconnection agreements, as interpreted by state utility commissions, and thus are subject to reciprocal compensation obligations to the extent provided by such agreements or as determined by state utility commissions. As noted, the NCUC had ruled on February 26, 1998 in favor of the Company with respect to the Company's existing interconnection agreement with BellSouth.

  On September 14, 1998, BellSouth filed a complaint with the NCUC seeking to be relieved from an unspecified portion of obligations under its interconnection agreement with the Company to pay reciprocal compensation for traffic related to Metacomm, a customer of BellSouth and the Company, and currently a related party of the Company (see Note 8). In addition to disputing the traffic due to its ISP nature, BellSouth has also alleged that traffic related to Metacomm would not qualify for reciprocal compensation, alleging that such traffic does not constitute "telecommunications" subject to reciprocal compensation under the Telecommunications Act of 1996 and the existing interconnection agreement. On September 14, 1998, the Company filed a complaint with the NCUC seeking payment of facilities charges, non-ISP based reciprocal compensation and intraLATA toll termination charges. These matters are currently pending before the NCUC.

         US LEC o The Competitive Telephone Company

     US LEC Corp. and Subsidiaries
     Notes to Consolidated Financial Statements
        Period from June 6, 1996 (inception) to December 31, 1996
        and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)
28

  Management believes that the Company will ultimately obtain favorable results in these proceedings; however, BellSouth may elect to initiate additional proceedings (by way of appeal or otherwise) challenging amounts owed to the Company. If a decision adverse to the Company is issued in any of these proceedings by the U.S. District Court, the NCUC or the FCC, or in any appeal or review of a favorable decision by the U.S. District Court, the NCUC, or the FCC, or in any other proceeding affecting these issues in another forum, or if either the FCC or the NCUC were to alter its view of reciprocal compensation, such an event could have a material adverse effect on the Company's operating results and financial condition. The Company's revenues for the year ended December 31, 1998 and trade accounts receivable as of December 31, 1998 included approximately $54,000 (before the $12,000 allowance) of earned but unpaid ISP reciprocal compensation, the majority of which was generated as a result of traffic related to Metacomm (see Note 8).

  The Company's interconnection agreements with BellSouth are scheduled to terminate in June 1999 and the Company does not anticipate that BellSouth will agree to renew the agreements in a manner consistent with the Company's existing agreements as they relate to reciprocal compensation. However, the Company intends to pursue such agreements vigorously and does not anticipate any interruption in interconnection service. The Company's ultimate ability to obtain such terms will depend on a number of factors, including the decision of the FCC and state regulatory authorities.

  Leases - The Company leases office premises in various locations under operating lease arrangements. Total rent expense on these leases amounted to $12, $180 and $1,853 in 1996, 1997 and 1998, respectively. The Company's restricted cash balance as of December 31, 1998 serves as collateral for letters of credit for some of these office leases.

  Future minimum rental payments under operating leases having initial or remaining noncancelable lease terms in excess of one year are as follows:

    1999                                                      $          2,903
    2000                                                                 2,886
    2001                                                                 2,801
    2002                                                                 2,794
    2003                                                                 2,003
                                                              ----------------
    Total                                                     $         13,387
                                                              ================
  Purchase Commitments - At December 31, 1998, the Company has outstanding commitments to purchase switching equipment with an aggregate cost of $6,154.

7. INCOME TAXES
    The provision for income taxes in 1998 consists of the following components:

  Current - Charge equivalent to net tax benefit
of stock warrant exercise and
issuance of stock options                                     $            938
  Deferred                                                    ----------------
    Federal                                                              6,702
    State                                                                1,665
                                                              ----------------
                                                                         8,367
                                                              ----------------
Total provision for income taxes                              $          9,305
                                                              ================

  The reconciliation of the statutory federal income tax rate to the Company's federal and state overall effective income tax rate is as follows:

Statutory federal rate                                                35.00%
State income taxes                                                     5.30
Miscellaneous                                                           .63
                                                                      ------
Effective tax rate                                                    40.93%
                                                                      ======

  Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 are as follows:

Deferred tax assets:
  Net operating loss carryforward                                      $  1,192
  Deferred state taxes and other                                            584
  Accrued expenses                                                          328
                                                                      ---------
      Total deferred tax assets                                           2,104
                                                                      ---------
Deferred tax liabilities:
  Net deferred revenues                                                  7,834
  Depreciation and amortization                                          2,591
  Other                                                                     46
                                                                      ---------
      Total deferred tax liabilities                                    10,471
                                                                      ---------
Net deferred tax liability                                             $ 8,367
                                                                      =========

  At December 31, 1998 the Company has federal and state net operating loss carryforwards of approximately $2,771 expiring at the end of 2018 and 2003, respectively.

8. RELATED PARTIES
  In 1996, the Company advanced $200 to its majority stockholder. The amount was repaid in January 1997. During 1997, the Company received services under consulting agreements with two entities controlled by Company stockholders. Under these agreements in fiscal 1997, the Company expensed $175 which is included in selling, general and administrative expenses in the accompanying financial statements. No such consulting agreements existed during the year ended December 31, 1998.

  During 1998, the Company's majority stockholder acquired an indirect controlling interest in Metacomm. Metacomm is engaged in the business of developing and operating a high-speed data network in North Carolina, and is a customer of the Company and BellSouth. During 1998, the Company recorded $6,239 in revenue earned from services provided to Metacomm (which did not include revenue from reciprocal compensation due from BellSouth, see Note 6). Metacomm also earns commissions from the Company for reciprocal compensation revenue relating to Metacomm's network. The Company recorded $19,759 in reciprocal compensation commission expense earned by Metacomm, which is included in cost of services in the accompanying financial statements. As of December 31, 1998, the Company had a liability to Metacomm in the amount of $5,345, which is recorded in accrued network costs in the accompanying financial statements. The Company and Metacomm are parties to agreements by

        US LEC o The Competitive Telephone Company

     US LEC Corp. and Subsidiaries
     Notes to Consolidated Financial Statements
       Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)

30

which commissions earned by Metacomm related to reciprocal compensation would not be paid to Metacomm until the related reciprocal compensation is collected from the ILEC. However, in 1998, the Company paid Metacomm $8,256 prior to collecting the earned reciprocal compensation from BellSouth. These payments are subject to a repayment agreement if the related reciprocal compensation is ultimately determined not to be collectible from BellSouth.

  During 1998, the Company incurred $35 in expenses for chartered aircraft services provided by the majority stockholder.

  During 1998, the Company acquired $471 in software from Global Vista Communications, LLC ("Global Vista"), a company controlled by the Company's majority stockholder. In addition, the Company incurred $89 in expenses for consulting services provided by Global Vista. As of December 31, 1998, a liability totaling $6 was recorded in the Company's financial statements, relating to software and consulting services purchased from Global Vista.

  Company management believes that all of the above transactions were under terms no less favorable to the Company than could be arranged with unrelated parties.

9. EMPLOYEE BENEFIT PLAN
  The Company has a 401(k) profit-sharing plan under which employees can contribute up to 15% of their annual salary. For 1998, the Company made matching contributions to the plan totaling $41 based on 50% of the first 6% of an employee's contribution to the plan. There were no matching contributions made in 1997.

10. STOCKHOLDERS' EQUITY
  Common Stock - The Company has authorized two classes of common stock, Class A and Class B. The rights of holders of the Class A Common Stock and the Class B Common Stock are substantially identical, except that (i) holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to ten votes per share; (ii) holders of the Class B Common Stock vote as a separate class to elect two members of the Company's Board of Directors in addition to voting with the holders of Class A Common Stock in the election of the other members of the Board of Directors; and (iii) the Class B Common Stock is fully convertible at any time into Class A Common Stock, at the option of the holder, or automatically upon transfer to certain third persons, on a one-for-one basis. Pursuant to an agreement among the Class B stockholders, if a Class B stockholder proposes to sell or transfer Class B Common Stock to anyone other than a permitted transferee (as defined in the agreement), the other Class B stockholders who are parties to the agreement would have a right to acquire the Class B Common Stock that is proposed to be sold or transferred.

  Preferred Stock - The Company is authorized to issue 10,000 shares of preferred stock ($.01 par value) in one or more series without stockholder approval, subject to any limitations prescribed by law. Each series of preferred stock shall have such rights and preferences as shall be determined by the Company's Board of Directors. No shares of preferred stock have been issued.

  Capital Contribution - During 1997, the Company's majority stockholder contributed an aggregate of $1,711 to additional paid-in capital. In addition, during 1998, this stockholder exchanged a $5,000 loan for 481 shares of Class B Common Stock (see Note 4).

  Employee Stock Grants - In 1996, as part of the Company's organizational activities, an aggregate of one thousand, five hundred and forty non-voting limited liability company units were issued to encourage certain employees to join the Company. The Company recorded compensation expense of $28 in 1996 for these units, based on the estimated fair value at the time the units were issued.

  Warrants - During 1997, the Company issued warrants to three employees to purchase an aggregate of 345 shares of Class A Common Stock and a warrant to an outside sales agent to purchase 99 shares of Class A Common Stock. All of these warrants are fully vested and are exercisable at $2.86 per share for a three-year period from the date of issuance. Management believes that these employee warrants issued through October 1997 are noncompensatory based upon an internal valuation of their fair value.

  For the warrant issued in 1997 to the outside sales agent, the fair value charged to expense was $24. The exercise price of those warrants is the same as the issuance price in 1997 of shares to numerous outside investors. In November 1997, the Company granted to an employee a warrant to purchase 15 shares of Class A Common Stock at an exercise price of $2.86 per share. This warrant was fully vested at date of grant and exercisable over three years. Management estimated the fair value of the warrant granted in November to be $6.00 per share. As a result, compensation of $47 was charged to expense relating to the difference between the fair value and the exercise price of the warrant on the date of grant. In January 1998, the Company issued a warrant to a consultant to purchase 25 shares of Class A Common Stock at $10 per share, exercisable at any time through January 1, 2001. These warrants are fully vested and exercisable over three years. The Company recorded compensation expense of $75 in 1998 associated with the warrant issued in January 1998. In June 1998, a former executive officer of the Company exercised a warrant to purchase 165 shares of Class A Common Stock for $2.86 per share.

  Stock Option Plan - In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the "Stock Plan"). In August 1998, the Company filed a registration statement to register (i) 1,300 shares of Class A Common Stock reserved for issuance under the Stock Plan and (ii) 180 shares of Class A Common Stock reserved for issuance upon the exercise of nontransferable warrants granted by the Company to employees. Under the Stock Plan, 1,300 shares of Class A Common Stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards. Options granted under the Stock Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the Class A Common Stock on the date of grant (110% of market value for greater than 10% stockholders).

  In January 1998, the Company granted incentive stock options to substantially all employees to purchase an aggregate of 183 shares of Class A Common Stock at $10 per share (fair market value on date of grant was $13 per share). These options began vesting annually in four equal installments beginning in January 1999. The Company recorded deferred compensation of $548 in 1998 associated with these options which will be amortized to compensation expense over the four-year vesting period. During 1998, the Company amortized $105 to compensation expense relating to these options, after consideration of forfeitures.


  Also, during 1998, the Company granted to an employee, an option to purchase 360 shares of Class A Common Stock at $13 per share (fair market value on the date of grant was $14 per share). The Company recorded deferred compensation of $360 associated with these options and will amortize this amount to compensation expense over the four year vesting period. During 1998, the Company amortized $60 to compensation expense relating to these options. Also, during 1998, the Company granted options to purchase 5 shares of Class A Common Stock at the fair market value on the date of grant to each of the Company's two outside directors. These options vested immediately upon grant.

          US LEC o The Competitive Telephone Company

     US LEC Corp. and Subsidiaries
     Notes to Consolidated Financial Statements
         Period from June 6, 1996 (inception) to December 31, 1996 and years ended December 31, 1997 and 1998 (In Thousands, Except Per Share Data)

32

  Effective September 18, 1998, the Company repriced 744 options outstanding to the fair value on such date of $7.31 per share. As a condition to the repricing, these options (other than the directors' options) will now vest over four years beginning at the repricing date.

A summary of the option and warrant activity is as follows:

                                                       Options                           Warrants
                                           ------------------------------------------------------------------
                                                       Weighted   Weighted               Weighted   Weighted
                                                       Average    Average                Average    Average
                                           Number     Exercise   Fair Value   Number   Exercise    Fair Value
                                             of        Price     at Date of     of       Price     at Date of
                                           Shares    Per Share     Grant    Warrants   Per Warrant    Grant
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996
  Granted at fair market value                                                  429    $   2.86    $    2.86
  Granted at less than fair market value                                         15        2.86         6.00
                                                                                -----
Balance, December 31, 1997 (all exercisable)                                    444        2.86
  Granted at fair market value*             1,324   $   10.27     $  3.95
Granted at less than fair
    market value                              575       11.88        6.89        25       10.00     $  13.00
  Exercised                                    -                               (165)       2.86
  Forfeited or cancelled*                    (817)      14.41                     -           -
                                             ----                               -----
Balance, December 31, 1998                  1,082      $ 8.00                   304    $   3.45
                                            =====      ======                   ===    ========



* Includes 744 options repriced

  The Company measures the compensation cost of its stock option plan under the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", as permitted under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation". Under the provisions of APB No. 25, compensation cost is measured based on the intrinsic value of the equity instrument awarded. Under the provisions of SFAS No. 123, compensation cost is measured based on the fair value of the equity instrument awarded.

  Had compensation cost for the employee warrants and stock options been determined consistent with SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per share would approximate the following proforma amounts:

                                              1997                  1998
                              -----------------------  ---------------------
                              As Reported    Proforma  As Reported  Proforma
----------------------------------------------------------------------------

Net earnings (loss)            $ (4,658)    $(4,737)   $13,427      $12,832
Earnings (loss) per share:
  Basic                            (.25)       (.25)       .53          .51
  Diluted                          (.25)       (.25)       .52          .50

  The Company estimated the fair value for both the stock options and the warrants using the Black-Scholes model assuming no dividend yield in 1997 and 1998; volatility of 0% and 40% for 1997 and 1998, respectively, a risk-free interest rate of 6.0% and 5.0% for 1997 and 1998, respectively, an expected life of 18 months for the warrants and 5.8 years for the stock options. The weighted average remaining contractual life of warrants and stock options outstanding at December 31, 1998 was 20 months and 9.7 years, respectively.

  A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding at December 31, 1998 is as follows:


                                                                  Options Outstanding
                                               -----------------------------------------------
                                                                          Weighted
                                                                          Average     Weighted
                                               Range of    Number of     Remaining    Average
                                               Exercise     Options      Contractual  Exercise
                                                 Price    Outstanding       Life      Price
----------------------------------------------------------------------------------------------
Options granted at fair market value             $7.31         917       9.7 years    $ 7.31
                                                  9.50          11       9.8 years      9.50
                                                 11.25          25       9.9 years     11.25
                                                 12.38         115      10.0 years     12.38
                                                          ---------
                                          7.31 - 12.38       1,068       9.7 years      7.97
Options granted at less than fair market                  ---------
  value                                          10.00          14       9.1 years     10.00
                                                          --------
Total options outstanding at
  December 31, 1998                     $7.31 - $12.38      1,082        9.7 years  $   8.00
                                                          ========

                                                                     Warrants Outstanding
                                                    ------------------------------------------
                                                                              Weighted
                                                                              Average     Weighted
                                                     Range of     Number of  Remaining    Average
                                                     Exercise      Warrants  Contractual  Exercise
                                                      Price      Outstanding    Life      Price
---------------------------------------------------------------------------------------------------
Warrants granted at fair market value                 $2.86          264     19.1 months  $  2.86
Warrants granted at less than fair market value        2.86           15     22.4 months     2.86
                                                      10.00           25     24.1 months    10.00
                                                                  ---------
                                               2.86 - 10.00           40     23.4 months     7.32
Total warrants outstanding at                                     ---------
 December 31, 1998                            $2.86 - $10.00         304     19.7 months   $ 3.45

  A summary of the number of options and warrants exercisable and the weighted average exercise price at December 31, 1998 is as follows:



                                                                       Weighted
                                                                        Average
                                                              Options  Exercise
                                                            Exercisable  Price
-------------------------------------------------------------------------------
Options granted at fair market value                        10           $7.31
Options granted at less than fair market value               -               -
                                                            -------------------
Total options exercisable at December 31, 1998              10           $7.31
                                                            ===================

     US LEC o The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
Period from June 6, 1996 (inception) to December 31, 1996
and years ended December 31, 1997 and 1998
(In Thousands, Except Per Share Data)

34
                                                                       Weighted
                                                                        Average
                                                          Warrants     Exercise
                                                         Exercisable    Price
------------------------------------------------------------------------------
Warrants granted at fair market value                      264         $  2.86
Warrants granted at less than fair market value             40            7.32
                                                         ---------------------
Total warrants exercisable at December 31, 1998            304         $  3.45
                                                         =====================

11. EARNINGS (LOSS) PER SHARE
  Earnings (loss) per common and common equivalent share have been calculated in accordance with SFAS 128, "Earnings Per Share," and are based on net income
(loss) divided by the weighted average shares outstanding during the period. The weighted average shares outstanding used in the calculation has been determined by giving retroactive effect to the merger of the predecessor limited liability company into the Company, which occurred on December 31, 1997 (based on the share conversion ratios utilized in the merger). Outstanding options and warrants are included in the calculation of diluted earnings per common share to the extent they are dilutive. Securities and Exchange Commission Staff Accounting Bulletin No. 98 requires that equity instruments granted at nominal amounts for periods prior to the filing of the registration statement be included in the calculation of per share data as if outstanding for all periods presented. Accordingly, the weighted average shares used in the calculation of basic and diluted earnings (loss) per share includes two thousand, three hundred and ten shares (two limited liability company units) granted in 1996 to employees, as if such shares were outstanding for the entire period.

         Following is the reconciliation of earnings (loss) per share for 1996, 1997 and 1998:

                                                  1996       1997       1998
------------------------------------------------------------------------------
Basic earnings (loss) per share:
  Net earnings (loss)                           $ (963)    $(4,658)    $13,427
  Weighted average shares outstanding           17,310      18,653      25,295
                                                ------------------------------
  Basic earnings (loss) per share               $ (.06)    $  (.25)    $   .53
                                                ==============================
Diluted earnings (loss) per share:
  Net earnings (loss)                           $ (963)    $(4,658)    $13,427
                                                ==============================
  Weighted average shares outstanding           17,310      18,653      25,295
  Dilutive effect of stock options                 -           -           214
  Dilutive effect of warrants                      -           -           295
                                                ------------------------------
  Weighted average shares, adjusted             17,310      18,653      25,804
                                                ==============================
Diluted earnings (loss) per share             $   (.06)   $   (.25)   $    .52
                                               ===============================

12.QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table summarizes the Company's results of operations as presented in the consolidated statements of operations by quarter for 1997 and 1998. Amounts below exclude per share data for periods prior to the completion of the Company's initial public offering:

                                                  Quarter Ended
                                      ------------------------------------------
                                      March 31,  June 30,   Sept. 30,  Dec. 31,
                                        1998       1998       1998       1998
--------------------------------------------------------------------------------
Year ended December 31, 1998:
Revenue, Net                         $ 13,630     $18,348    $22,291    $30,447
Cost of Services                        6,473       7,537      7,296     12,340
                                     -------------------------------------------
Gross Margin                            7,157      10,811     14,995     18,107

Selling, General and Administrative     4,426       5,747      6,690      8,157
Depreciation and Amortization             442         925      1,547      2,027
                                     -------------------------------------------
Earnings from Operations                2,289       4,139      6,758      7,923
Interest Income (Expense), Net            (90)        596        704       413
                                     -------------------------------------------
Earnings Before Income Taxes            2,199       4,735      7,462      8,336
Provision for Income Taxes                880       1,905      2,999      3,521
                                     -------------------------------------------
Net Earnings                         $  1,319      $2,830     $4,463    $ 4,815
                                     ==========================================-

Net Earnings per Share:
  Basic                                            $  .11     $  .16    $   .18
                                                  ==============================
  Diluted                                          $  .11     $  .16    $   .17
                                                  ==============================

Weighted Average Shares Outstanding:
  Basic                                            25,548     27,420    27,420
                                                  ==============================
  Diluted                                          26,082     27,905    28,016
                                                  ==============================



                                                      Quarter Ended
                                      -----------------------------------------
                                      March 31,  June 30,   Sept. 30,  Dec. 31,
                                        1997       1997       1997       1997
--------------------------------------------------------------------------------
Year ended December 31, 1997:
Revenue                              $     1    $   229    $  1,530   $  4,698
Cost of Services                          423        315      1,075      2,388
                                     ------------------------------------------
Gross Margin (loss)                      (422)       (86)       455      2,310

Selling, General and Administrative     1,049      1,048      1,294      2,726
Depreciation and Amortization              14         88        125        216
                                     ------------------------------------------
Loss from Operations                   (1,485)     (1,222)     (964)      (632)
Interest Expense, Net                      67         108       102         78
                                     ------------------------------------------

Net Loss                              $(1,552)   $(1,330)   $(1,066)   $  (710)
                                     ===========================================

          US LEC o The Competitive Telephone Company

Independent Auditors' Report


36

Board of Directors
US LEC Corp.
Charlotte, North Carolina

  We have audited the accompanying consolidated balance sheets of US LEC Corp. (the "Company") and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the period from June 6, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of US LEC Corp. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the period from June 6, 1996 (inception) to December 31, 1996 and the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

  As discussed in Note 6 to the financial statements, a significant portion of the Company's accounts receivable and revenues relate to reciprocal compensation which is currently in dispute.


/s/ DELOITTE & TOUCHE, LLP
   -----------------------
February 6, 1999 (February 26, 1999 as to Note 6)
Charlotte, North Carolina

Board of Directors
--------------------------------------------------------------------------------
                      Richard T. Aab                David M. Flaum (1)(2)
                      Chairman of the Board and     President
                      Chief Executive Officer       Flaum Management
                      US LEC Corp.                  Company, Inc.

                      Tansukh V. Ganatra            Steven L. Schoonover (1)(2)
                      President and Chief           President and Chief
                      Operating Officer             Executive Officer
                      US LEC Corp.                  CellXion, Inc.


                      (1) Member of Audit Committee
                      (2) Member of Compensation Committee


Executive Officers
--------------------------------------------------------------------------------


Richard T. Aab
Chairman of the Board and
Chief Executive Officer


Tansukh V. Ganatra
President and Chief
Operating Officer

Michael K. Robinson
Executive Vice President -
Chief Financial Officer


Gary D. Grefrath
Executive Vice President -
Administration

David C. Conner
Executive Vice President -
Engineering and Operations and
Chief Technology Officer

Michael K. Simmons
Executive Vice President -
Corporate Development

Aaron D. Cowell, Jr.
Executive Vice President,
General Counsel and
Secretary

Craig K. Simpson
Executive Vice President -
Sales


Corporate Information
--------------------------------------------------------------------------------
Form 10-K/Investor Contact
A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Michael K. Robinson, Executive Vice President and Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The Company's common stock trades on The Nasdaq National Market under the symbol CLEC. As of March 8, 1999, US LEC Corp. had approximately 6,744 beneficial holders of its common stock. Of that total, 148 were stockholders of record. To date, the Company has not paid cash dividends on its common stock. The Company currently intends to retain earnings to support operations and finance expansion and therefore does not anticipate paying cash dividends in the foreseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq during the period indicated since the Company's common stock began trading publicly on April 24, 1998.

                             Stock Price*
1998                       High          Low
------------------------------------------------------------------------------
First Quarter               N/A        N/A
Second Quarter            $27.00    $15.00
Third Quarter             $25.88     $7.31
Fourth Quarter            $14.81     $9.50

*No public market for the stock prior to April 24, 1998

Annual Stockholders' Meeting
The annual meeting of stockholders will be held on Tuesday, April 20, 1999, at 10:00 a.m. local time at the Company's corporate office.

Corporate Office
US LEC Corp.
Transamerica Square
401 North Tryon Street, Suite 1000
Charlotte, North Carolina 28202
704-319-1000

Internet Address
http://www.uslec.com

Registrar and Transfer Agent
First Union National Bank
Charlotte, North Carolina

Independent Auditors
Deloitte & Touche LLP
Charlotte, North Carolina

Legal Counsel
Moore & Van Allen, PLLC
Charlotte, North Carolina

Swidler Berlin Shereff Friedman, LLP
Washington, D.C.