Form 10-K, Exhibit 13
period 1999-12-29
US LEC CORP
filed 2000-03-30
CIK 1054290

US LEC - The Competitive Telephone Company

    Selected Financial Data
        For the years ended December 31, 1997, 1998 and 1999
        (In Thousands, Except Per Share Data and Operating Data, as noted below)




                                                                       1997         1998             1999
--------------------------------------------------------------------------------------------------------------------
Statement of Operations:
         Revenue, Net                                         $        6,458    $       84,716   $     175,180
         Cost of Services                                              4,201            33,646          73,613
         Gross Margin                                                  2,257            51,070         101,567
         Selling, General and Administrative                           6,117            25,020          48,375
         Depreciation and Amortization                                   443             4,941          11,720
                                                              --------------    --------------   -------------
         Earnings (Loss) from Operations                              (4,303)           21,109          41,472
         Interest Income (Expense), Net                                 (355)            1,623          (2,046)
                                                              --------------    --------------   -------------
         Earnings (Loss) before Income Taxes                          (4,658)           22,732          39,426
         Provision for Income Taxes                                        -             9,305          15,617
                                                              --------------    --------------   -------------
         Net Earnings (Loss)                                  $       (4,658)   $       13,427   $      23,809

         Net Earnings (Loss) Per Share-Basic                  $        (0.25)   $         0.53   $        0.87
         Net Earnings (Loss) Per Share-Diluted                $        (0.25)   $         0.52   $        0.84
         Weighted Average Shares Outstanding-Basic                    18,653            25,295          27,431
         Weighted Average Shares Outstanding-Diluted                  18,653            25,804          28,411

Other Financial Data:
         Capital Expenditures                                 $       13,055    $       47,292   $      57,396
         EBITDA                                                       (3,860)           26,050          53,192
         Net Cash Flow Used in Operating Activities                   (5,594)          (19,143)        (25,935)
         Net Cash Flow Used in Investing Activities                   (5,951)          (48,538)        (49,696)
         Net Cash Flow Provided in Financing Activities               14,008           106,457          48,840

Operating Data:
         Business Trunks                                                  NA            15,823          46,019
         ISP/ESP Trunks                                                   NA            23,481          33,169
         Business Lines                                                   NA             3,058          13,237
         Number of States                                                  1                 4               7
         Number of Local Switches                                          3                11              16
         Number of Long Distance Switches                                  -                 -               1
         Number of Customers                                             142               558           1,946
         Number of Employees                                              78               253             460
         Number of Sales Employees                                        24                98             180

Balance Sheet Data:
         Working Capital (Deficit)                            $       (2,269)   $       76,215    $    113,109
         Accounts Receivable, net                                      6,006            66,214         193,943
         Current Assets                                                9,656           112,184         213,269
         Property and Equipment, Net                                  12,889            56,219         102,002
         Total Assets                                                 22,681           170,203         320,100
         Long-Term Debt                                                5,000            20,000          72,000
         Total Stockholders' Equity                                    5,757           112,975         138,870

US LEC - The Competitive Telephone Company


Management's Discussion and Analysis of Financial Condition and Results of Operations

         Except for the historical information contained herein, this annual report contains forward-looking statements, subject to uncertainties and risks, including the demand for US LEC's services, the ability of the Company to introduce additional products, the ability of the Company to successfully attract and retain personnel, competition, issues related to Year 2000, uncertainties regarding its dealings with incumbent local exchange carriers ("ILECs") and other telecommunications carriers and facilities providers, regulatory uncertainties, the possibility of an adverse decision related to reciprocal compensation owing to the Company by BellSouth Telecommunications, Inc. ("BellSouth"), the risk that the planned investments by affiliates of Bain Capital, Inc. and Thomas H. Lee Partners, L.P., may not close due to such factors as the failure of the parties to agree on the terms of definitive agreements or the inability of the parties to satisfy the closing conditions, as well as the Company's ability to begin operations in additional markets. These and other applicable risks are summarized in the "Forward-Looking Statements and Risk Factors" section and elsewhere in the Company's annual report on Form 10-K for the period ended December 31, 1999, and in other reports which are on file with the Securities and Exchange Commission.

         The following discussion and analysis should be read in conjunction with the "Selected Financial Data" on page 12 of this report and the Company's consolidated financial statements and related notes thereto appearing elsewhere in this report.

COMPANY OVERVIEW
         US LEC is a rapidly growing switch-based competitive local exchange carrier ("CLEC") that provides integrated telecommunications services to its customers. The Company primarily serves telecommunication-intensive customers including businesses, universities, financial institutions, professional service firms, hospitals, enhanced service providers ("ESPs"), Internet service providers ("ISPs"), hotels and government agencies. US LEC was founded in June 1996 after passage of the Telecommunications Act of 1996 (the "Telecom Act"), which enhanced the competitive environment for local exchange services. US LEC initiated service in North Carolina in March 1997, becoming one of the first CLECs in North Carolina to provide switched local exchange services. US LEC currently offers local, long-distance, data and enhanced services to customers in selected markets in North Carolina, Florida, Georgia, Tennessee, Virginia, Alabama, Washington D.C., Pennsylvania, Mississippi, Maryland, South Carolina and Kentucky. In addition, US LEC is currently certified to provide telecommunication services in Delaware, New Jersey, New York, Ohio, Texas and Massachusetts. US LEC's current network is comprised of seventeen Lucent 5ESSR AnyMedia digital switches in Charlotte, Raleigh/Durham, Greensboro/Winston-Salem, Atlanta, Memphis, Nashville, Knoxville, Orlando, Miami, Tampa/St. Petersburg, Jacksonville, Norfolk/Virginia Beach, Richmond, Birmingham, Philadelphia, Northern Virginia/Washington D.C., and Baltimore in addition to its Alcatel MegaHubR 600ES switch in Charlotte.

Revenue and Cost of Services
         US LEC's revenue is comprised of two primary components: (1) fees paid by customers for local, long distance, data and enhanced services and (2) access charges including reciprocal compensation, which is discussed below. Local, long distance, data and enhanced service revenue is comprised of monthly recurring charges, usage charges, and initial non-recurring charges. Monthly recurring charges include the fees paid by customers for facilities (lines and trunks) in service and additional features on those facilities. Usage charges consist of usage-sensitive fees paid for calls made. Initial non-recurring charges consist primarily of installation charges. Access charges are comprised of charges paid by interexchange carriers ("IXCs") for the origination and termination of interexchange toll and toll-free calls and reciprocal compensation, which is discussed below. US LEC's "core business" revenue is comprised of local, long distance, data, enhanced service fees and toll and toll-free access charges as described above. The Company does not resell any ILEC services.

         Reciprocal compensation arises when a local exchange carrier completes a call that originated on another local exchange carrier's network. Reciprocal compensation rates are fixed by an interconnection agreement negotiated between those carriers. The majority of the Company's 1999 revenue was earned from reciprocal compensation and is currently being disputed by BellSouth. This dispute arises from reciprocal compensation charges related to traffic that is terminated to enhanced service providers, including internet service providers. As part of this dispute BellSouth has disputed reciprocal compensation charges related to Metacomm, LLC ("Metacomm"), a company over which Richard T. Aab, the majority stockholder and Chairman of the Board of Directors of the Company acquired control after this dispute arose. BellSouth contends in part that such traffic does not constitute "telecommunications" subject to reciprocal compensation under the Telecom Act and the existing

US LEC - The Competitive Telephone Company

       Management's Discussion and Analysis of Financial Condition and Results of Operations

interconnection agreement between BellSouth and the Company. See Disputed Reciprocal Compensation Revenue appearing below for a description of these proceedings and uncertainties associated with their outcome.

         Although the Company has generated a majority of its revenue from reciprocal compensation, US LEC was founded to establish a company that would provide a wide array of telecommunications services to its customers and reciprocal compensation is not considered to be a part of the Company's core revenue. US LEC has deployed a significant regional network, and as of December 1999 has active switches in 17 sites, serving over 1,900 customers. Management believes this customer base, achieved in less than three years, is indicative of the markets' acceptance of US LEC's strategy and service offerings in its core business. Management expects the Company's core business revenue to continue to increase and reciprocal compensation to continue to decrease significantly as percentages of total revenue in future periods as US LEC continues to deploy its network, expand its customer base, reciprocal compensation rates decline and the Metacomm Network Facilities are terminated. (See Note 6 to the Company's Consolidated Financial Statements.)

         In order to provide local exchange services, the Company has signed interconnection agreements with various ILECs, including BellSouth, Bell Atlantic, GTE and Sprint. These agreements provide the framework for the Company to serve its customers when other local carriers are involved. The Company's interconnection agreement with BellSouth expired in June 1999. At that time, as allowed by the 1996 Telecom Act, the Company adopted an existing agreement which expired on December 31, 1999 but continues in force until new interconnection agreements are entered into. Any new agreements will be effective as of January 1, 2000. Management does not anticipate any interruption of interconnect services. While the Company does not anticipate that BellSouth will agree to renew the agreements with terms consistent with the Company's existing agreements as they relate to reciprocal compensation, it intends to pursue such consistent terms vigorously. The Company's ultimate ability to obtain such terms will depend on a number of factors, including the decisions of the Federal Communications Commission and state regulatory authorities.

         Cost of services is comprised primarily of leased transport charges and commissions payable with respect to reciprocal compensation revenue. The Company's leased transport charges are the lease payments incurred by US LEC for the transmission facilities used to connect the Company's customers to its switch and to connect to the ILEC and other carrier networks. US LEC, as part of its "smart-build" strategy, does not currently own any fiber or copper transport facilities. These facilities are leased from various providers including, in many cases, the ILEC. The Company's strategy of leasing rather than building its own fiber transport facilities results in the Company's cost of services being a significant component of total costs. Management believes that this strategy has several benefits, including faster time-to-market, more efficient asset utilization, and diverse interconnection opportunities. The Company has to date been successful in negotiating lease agreements which generally match the duration of its customer contracts, thereby allowing the Company to mitigate the risk of incurring charges associated with transmission facilities that are not being utilized by customers. The Company shares revenue in the case of toll-free access and reciprocal compensation revenue. While the majority of the Company's cost of services is comprised of leased transport charges and reciprocal compensation commissions, management expects that over time outbound traffic and other usage sensitive charges will become a major component of cost of services as the Company begins to carry more of its customers' outbound calls.

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

         Depreciation and amortization expense is primarily due to capital expenditures made by the Company. Gross property, plant, and equipment increased from $61.3 million in 1998 to $118.5 million in 1999. Depreciation and amortization expense increased from $4.9 million in 1998 to $11.7 million in 1999.

         As the Company continues to build its network, SG&A and depreciation and amortization expense will continue to grow.

RESULTS OF OPERATIONS

         Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998 Net revenue increased to $175.2 million for the year ended December 31, 1999 from $84.7 million in 1998. The increase in revenue of $90.5 resulted from an increase of $58.2 million related to reciprocal compensation and $32.3 million increase in core revenue. These increases were caused by the Company's continued expansion into new markets, an increase in the total number of customers in existing markets and an increase in telecommunications traffic on its network. The Company's core business revenue continued to grow, as well as the revenue related to reciprocal compensation. Core business revenue, or revenue other than reciprocal compensation increased to $62.6 million for the year ended December 31, 1999 from $30.3 million for the year ended December 31, 1998. For the years ended December 31, 1999 and 1998, reciprocal compensation revenue increased to $112.6 million from $54.4 million, respectively, net of allowances. Due to the disputed reciprocal compensation issues as described below, the Company recorded a $27.8 million and $12.0 million allowance against reciprocal compensation revenue and related receivables for the years ended December 31, 1999 and 1998, respectively bringing the total allowance offsetting the related receivables to $39.8 million at December 31, 1999. Unless otherwise specified, the results of operations reflected in this report are net of these and other normal operating adjustments. This allowance was made due to the current judicial and regulatory proceedings related to this disputed revenue, and does not reflect a change in the Company's commitment to pursue the matter to a satisfactory conclusion. See also Disputed Reciprocal Compensation Revenue appearing below for a further discussion related to reciprocal compensation and other disputed amounts due from BellSouth.

         To quantify the size of its network, the Company uses the number of Customer Connections for business trunks, ISP/ESP trunks and business lines. Customer connections at December 31, 1999 and December 31, 1998 were as follows: business trunks increased to 46,019 from 15,823, ISP/ESP trunks increased to 33,169 from 23,481 and business lines increased to 13,237 from 3,058. Prior to December 1999, the Company quantified the size of its network by reporting its number of Equivalent Access Lines in service.

         Cost of services is comprised primarily of leased transport, facility installation, commissions and usage charges. Cost of services increased from $33.6 million for 1998 to $73.6 million for 1999. This increase was primarily a result of the increase in the size of US LEC's network, increased usage by its customers, and increased commissions on reciprocal compensation. For the years ended December 31, 1998 and 1999, network costs represented 39.7% and 42.0% of revenue, respectively. The increase in cost as a percentage of revenue was due to the increase of core revenue as a percentage of total revenue and the one-time costs associated with entering several new markets.

         SG&A for 1999 increased to $48.4 million, or 27.6% of revenue, compared to $25.0 million, or 29.5% of revenue, for 1998. This increase was primarily a result of costs associated with developing and expanding the infrastructure of the Company as it expands into new markets, such as expenses associated with personnel, sales and marketing, occupancy, administration and billing as well as legal expenses associated with the BellSouth litigation.

         Depreciation and amortization for 1999 increased to $11.7 million from $4.9 million in 1998 primarily due to the increase in depreciable assets in service related to US LEC's network expansion.

         Interest income for 1999 decreased to $1.1 million from $1.9 million in 1998. Interest expense for 1999 increased from 1998 by $2.9 million to $3.1 million. This increase was due to borrowings under the Company's loan agreement totaling $52.0 million in 1999, bringing total debt to $72.0 million at December 31, 1999.

         Provision for income taxes for 1999 was $15.6 million, based on an effective tax rate of 39.6% compared to a provision in 1998 for $9.3 million, based on an effective tax rate of 40.9%. As a result of timing differences between book and tax

US LEC - The Competitive Telephone Company

          Management's Discussion and Analysis of Financial Condition and Results of Operations


income primarily related to disputed reciprocal compensation, the Company had a tax net operating loss carryforward of $40.2 million at December 31, 1999.

         Net earnings for 1999 amounted to $23.8 million, or $0.84 per share (diluted), compared to a net earnings of $13.4 million, or $0.52 per share (diluted) for 1998. The increase in net earnings and net earnings per share is attributed to the factors discussed above.

Comparison of Year Ended December 31, 1998 to Year Ended December 31, 1997
         Net revenue increased to $84.7 million for the year ended December 31, 1998 from $6.5 million in 1997. The increase in revenue of $78.2 resulted from the Company's expansion into new markets, an increase in the total number of customers in existing markets and an increase in telecommunications traffic on its network. As mentioned above, a majority of the Company's revenue was comprised of reciprocal compensation originated by customers of ILECs. In consideration of the industry-wide dispute concerning reciprocal compensation, the Company recorded a $12.0 million allowance against reciprocal compensation revenue and related receivables during 1998. The results discussed in this report are net of this adjustment.

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

         SG&A for 1998 increased to $25.0 million, or 29.5% of revenue, compared to $6.1 million, or 94.7% of revenue, for 1997. This increase was primarily a result of costs associated with developing and expanding the infrastructure of the Company as it expands into new markets, such as expenses associated with personnel, sales and marketing, occupancy, administration and billing as well as legal expenses associated with the BellSouth litigation.

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

LIQUIDITY AND CAPITAL RESOURCES

         US LEC's business is capital intensive and its operations require substantial capital expenditures for the purchase and installation of network switches, related electronic equipment and facilities. The Company's cash capital expenditures were $49.7 million and $47.7 million for the years ended December 31, 1999 and 1998, respectively. The Company anticipates that it will have substantial capital requirements in connection with its planned expansion into additional locations during 2000 and beyond. In June 1999, the Company amended the loan agreement with General Electric Capital Corporation and

First Union National Bank to increase the amount available under the agreement from $50.0 million to $75.0 million. In December 1999, the Company again amended the loan agreement increasing the amount available from $75.0 million to $150.0 million. As of December 31, 1999, the outstanding amount under the loan agreement was $72.0 million; therefore, $78.0 million was available to borrow under the loan agreement. While management believes the current availability under the loan agreement and operations will fund the Company's planned expansion in 2000, funding for expansion beyond the Company's planned network deployment in 2000 may require additional financing unless the Company receives payment of the outstanding receivable due from BellSouth. However, the Company believes the net receivable will be collected by December 31, 2000.

         The Company anticipates that any new interconnection agreements will provide for reciprocal compensation at rates lower than in the Company's interconnection agreement, which expired on December 31, 1999. The Company also anticipates that the reciprocal compensation related to Metacomm will not continue due to changes in Metacomm's business or the architecture of its network or a combination thereof. In February 2000, the Company received a notice by which Metacomm notified BellSouth that due to BellSouth's failure to pay reciprocal compensation, Metacomm was no longer able to sustain its network operations. Metacomm instructed BellSouth to terminate the facilities it provides to Metacomm, and as a result, that termination will eliminate US LEC's revenue from the Metacomm network after December 31, 1999. In spite of the elimination of Metacomm revenues, management believes that the $78.0 million unused line of credit at December 31, 1999 and cash flows from operations will be sufficient to meet the Company's needs over the next 12 months.

         Furthermore, in February 2000, the Company announced it had executed a letter of intent with affiliates of Bain Capital, Inc. and Thomas H. Lee Partners, L.P. to invest up to $300 million in convertible preferred stock of US LEC, the proceeds of which will be used for additional expansion. This transaction is expected to close in the second quarter 2000.

         Cash used in operating activities was approximately $25.9 million in 1999 compared to $19.1 million in 1998. The increase in cash used in operating activities was primarily due to a $65.6 million increase related to accounts receivable (net of allowances) offset by increases in net income of $10.4 million, depreciation of $6.8 million, prepaid and other assets of $1.1 million, accounts payable of $1.7 million, accrued commissions payable-related party and accrued network cost of $17.9 million, commissions payable of $14.9 million, deferred taxes of $7.3 million and deferred revenue $1.2 million and accrued expenses - other of $1.1 million. The majority of the Company's accounts receivable at December 31, 1999 represented amounts due from BellSouth for reciprocal compensation, facility charges, toll and other charges. Although the Company received a payment of $11.2 million from BellSouth in July 1999 representing a portion of the amounts due the Company for reciprocal compensation in North Carolina, management expects receivables due from BellSouth to continue to increase until the judicial and regulatory proceedings with BellSouth are resolved. (See Disputed Reciprocal Compensation Revenue appearing below for a further discussion related to reciprocal compensation and other disputed amounts due from BellSouth). The increase in depreciation was due to the increase in depreciable assets in service related to US LEC's network expansion. The increase in accounts payable, accrued expenses, accrued network cost, prepaid expenses and other assets and deferred revenue was related to the continued expansion of the Company.

         Cash used in investing activities increased to $49.7 million in 1999 from $48.5 million in 1998. The investing activities are related to purchases of switching and related telecommunications equipment, office equipment and leasehold improvements associated with the Company's expansion into additional locations and markets during 1999.

         Cash provided by financing activities decreased to $48.8 million for 1999 from $106.5 million in 1998. The decrease was primarily due to the $87.1 million of net proceeds from the initial public stock offering in 1998 partially offset by $52.0 of borrowing under the Company's credit facility in 1999, which is discussed above.

          Management's Discussion and Analysis of Financial Condition and Results of Operations


Disputed Reciprocal Compensation Revenue
         A majority of the Company's revenue is derived from reciprocal compensation amounts due from ILECs, principally BellSouth. In August 1997, BellSouth notified the Company and other CLECs that it considered traffic terminated to Enhanced Service Providers ("ESPs"), including internet service providers ("ISPs"), to be interstate traffic, and therefore not subject to reciprocal compensation, and that BellSouth would not pay (or bill) reciprocal compensation under interconnection agreements for this traffic. BellSouth is disputing (1) the portion of reciprocal compensation billed by the Company related to the transport and termination of local traffic from its customers to ESPs, including ISPs and information service providers, primarily on the basis that such traffic does not terminate in the same local exchange and, (2) as described below, the portion of the reciprocal compensation billings related to traffic on the Metacomm network (collectively referred to as "Disputed Reciprocal Compensation"). The Company recorded Disputed Reciprocal Compensation revenue of approximately $0.0 million, $42.0 million and $92.0 million for 1997, 1998 and 1999, respectively, net of a $0.0 million, $12.0 million and $27.0 million allowance, respectively. Management believes that the Company has earned and is legally entitled to this revenue and payments are due from BellSouth pursuant to the interconnection agreements that BellSouth has with the Company.

         On February 26, 1998, following a petition by the Company, the North Carolina Utilities Commission (the "NCUC") ordered BellSouth to bill and pay for all ISP-related traffic (the "NCUC Order"). Following motions filed by BellSouth, the NCUC stayed enforcement of its order until June 1, 1998. On April 27, 1998, BellSouth filed a petition for judicial review of the NCUC Order and an action for declaratory judgment and other relief (including a request for an additional stay) with the United States District Court for the Western District of North Carolina ("U.S. District Court") pending determination of certain related issues by the Federal Communications Commission ("FCC"). This action was filed against the Company and the NCUC. In June 1999, the U.S. District Court dismissed BellSouth's petition without prejudice and remanded back to the NCUC for further review. Following the U.S District Court's remand, on June 22, 1999, the NCUC denied BellSouth's request for a further stay of the NCUC Order. On July 16, 1999, the Company received an $11.2 million payment from BellSouth for a portion of the Disputed Reciprocal Compensation earned from terminating calls to ISPs that are customers to the Company's North Carolina operations, and subject to the NCUC Order.

         Other than denying BellSouth's request for a further stay, the only action taken by the NCUC with respect to the remand from the U.S. District Court is that the NCUC filed with the U.S. Fourth Circuit Court of Appeals (the "4th Circuit") a notice of appeal of the U.S. District Court's order that rejected the NCUC's defenses, including its defense that the 11th Amendment to the United States Constitution bars BellSouth from making the NCUC a party to our proceeding in the federal courts. The Company has also appealed and the United States Justice Department has intervened in the appeal. The Appellate hearing on this matter is tentatively scheduled for early June, 2000.

         In February, 1999, the FCC issued a declaratory ruling (the "FCC Ruling") which concluded that for jurisdictional purposes most calls delivered to ISPs should be deemed to continue to internet web sites, which are often located in other states. Thus, the FCC ruled that such calls are jurisdictionally "interstate" in nature. However, the FCC further declared that where parties have previously agreed in interconnection agreements that reciprocal compensation must be paid for traffic bound for ISPs, the parties should be bound by those agreements, as interpreted and enforced by state regulatory bodies. The FCC also recognized that some commissions might reconsider their decisions in light of its ruling. As noted, the NCUC ruled on February 26, 1998 in favor of the Company with respect to payment for traffic bound to ISPs under the Company's first interconnection agreement with BellSouth. To date, state regulatory bodies in at least twenty-three states have considered the effect of the FCC Ruling and have overwhelmingly reaffirmed their earlier decisions requiring payment of reciprocal compensation for this type of traffic or for the first time determined that such compensation is due. Included among these states are Alabama, Florida, and Tennessee, all of which are in BellSouth's operating territory. In this regard, the Alabama Public Service Commission concluded that the treatment of ISP traffic as local was so prevalent in the industry at the time BellSouth entered into interconnection agreements with CLECs that, if it is so intended, BellSouth had an obligation to negate such local treatment in the agreements by specifically delineating that ISP traffic was not local traffic subject to the payment of reciprocal compensation. The Florida Public Service Commission reached a similar conclusion. Georgia and Tennessee have also reaffirmed decisions that reciprocal compensation is owed for calls to ISPs. In an arbitration of the terms of a new interconnection agreement between BellSouth and another CLEC, the NCUC recently determined that until the FCC issues a definitive ruling pursuant to the notice of proposed rulemaking which was part of the FCC Ruling, reciprocal compensation should continue to be paid under the new interconnection agreement. While US LEC was not a party to this arbitration, management believes this decision to be favorable in light of the U.S. District Court's remand (discussed above). Two BellSouth states - South Carolina and Louisiana - have ruled that reciprocal compensation is not due for traffic to ISPs. These decisions also came after the FCC's Declaratory Ruling. All of these decisions have been appealed. The South Carolina and Louisiana decisions represent a view adopted by very few other states. (The Company does not provide local service in Louisiana and has no reciprocal compensation recorded for traffic in South Carolina or Louisiana).

         In February 2000, the Company received payment from GTE for reciprocal compensation related to ISP and voice traffic in North Carolina. This payment was pursuant to a commercial arbitration award rendered January 4, 2000 resulting from a proceeding before the American Arbitration Association. GTE was ordered to pay US LEC for all ISP traffic for the period ending September 1999 (approximately $650,000). The Company is currently working through dispute resolution procedures with respect to subsequent periods and anticipates a favorable ruling.

         On September 14, 1998, the Company filed a complaint with the NCUC seeking payment of facilities charges, non-ISP based reciprocal compensation and intraLATA toll termination charges from BellSouth. Also on September 14, 1998, BellSouth filed a complaint with the NCUC seeking to be relieved from its obligations under its interconnection agreement with the Company to pay reciprocal compensation for traffic related to networks including that operated by Metacomm, a customer of BellSouth and the Company and, as of June 1998, a related party of the Company. The two proceedings were consolidated for purposes of discovery, which concluded June 16, 1999, and hearings concluded in August 1999 with respect to BellSouth's complaint. Hearings concerning US LEC's complaint have been continued by the NCUC pending an order in the BellSouth complaint. The Company anticipates that the NCUC will issue its ruling on BellSouth's complaint before the end of 2000. The BellSouth proceeding primarily involves the treatment of traffic over a network established by Metacomm and whether, under the interconnection agreements between the Company and BellSouth and the Telecommunications Act of 1996 (the "Telecom Act"), BellSouth is required to pay reciprocal compensation to the Company for traffic associated with this network and whether BellSouth has breached its interconnection agreements with the Company by failing to pay reciprocal compensation for this traffic.

         In the NCUC proceedings filed September 14, 1998, BellSouth claims principally that the traffic on Metacomm's network does not qualify for reciprocal compensation because the Metacomm network was designed to generate reciprocal compensation and that such traffic does not constitute "telecommunications" subject to the reciprocal compensation payment provisions of the Telecom Act and the interconnection agreements with BellSouth. In addition BellSouth has identified other issues on which it bases its claim that the traffic on the Metacomm network is not compensable, including (1) that the Company agreed to share reciprocal compensation with Metacomm, (2) that, as disclosed in the Company's Form 10-Q for the period ended September 30, 1998, Richard T. Aab, the largest shareholder of the Company and the Chairman of its Board of Directors, acquired a controlling interest in Metacomm after the dispute arose, (3) reciprocal compensation has been billed on an "always-on" basis even though there is no measurement of the amount of data transversing the network that is originated by customers of Metacomm, (4) that the billed traffic includes traffic during periods when Metacomm had not yet connected customers to its network or when customers of Metacomm were not sending data over the network, (5) that the Metacomm network includes facilities that cross LATA boundaries and, therefore, data traversing these facilities is not local (and, therefore, is ineligible for reciprocal compensation), (6) that Metacomm is an unlicensed reseller of US LEC's services, not an end-user, and (7) that the Metacomm network is a quasi-dedicated network which should not be eligible for reciprocal compensation.

         It is the Company's understanding that during the relevant period Metacomm was engaged in the business of developing and operating a high-speed, always-on data network in North Carolina and its network provides users with continuous access

US LEC - The Competitive Telephone Company

          Management's Discussion and Analysis of Financial Condition and Results of Operations


         to data, wide area network services, software applications and other services, including access to the Internet. In the course of the these proceedings, the Company concluded, based on positions taken and information provided by Metacomm, that Metacomm related traffic should not be considered to be solely ISP traffic, in part because its network provides additional services and functions to users. Notwithstanding this determination, the Company believes BellSouth will continue to contend the Disputed Reciprocal Compensation related to the Metacomm network traffic is subject, in the first instance, to the resolution of the ISP issue. The Company has recorded approximately $0.0 million, $50.0 million and $98.0 million of gross revenue, before allowances and late payment charges, for fiscal 1997, 1998 and 1999, respectively, related to reciprocal compensation revenue generated as a result of Metacomm network traffic.

         When the Metacomm network was originally developed, the Company agreed to pay Metacomm commissions equal to a specified percentage of the reciprocal compensation the Company receives from ILEC's for the network traffic. The Company recorded approximately $0.2 million, $20.0 million and $39.0 million for 1997, 1998 and 1999, respectively, in reciprocal compensation commission expense earned by Metacomm, which is included in cost of services in the accompanying financial statements. As of December 31, 1998 and 1999, the Company had a liability to Metacomm net of amounts owed by Metacomm to the Company in the amount of $5.3 million and $22.8 million, respectively, which is recorded as accrued commissions, net - related party in the accompanying financial statements. The Company and Metacomm are parties to agreements by which commissions earned by Metacomm related to reciprocal compensation are not payable until the related reciprocal compensation is collected from the ILEC. However, in fiscal 1997, 1998 and 1999, the Company advanced to Metacomm $0.0 million, $8.3 million and $12.0 million prior to collecting the earned reciprocal compensation from BellSouth. These payments are subject to a repayment agreement whether or not the related reciprocal compensation is ultimately collected from BellSouth and are offset with commissions due to Metacomm since the legal right of offset exists.

         The Company believes that calls to establish, maintain and manage data network connections and intra-network communications generated by data processing routers, which were necessary to maintain the functionality and integrity of the Metacomm network, are within the definition of "telecommunications" under the Telecom Act and constitute compensable traffic subject to reciprocal compensation under the interconnection agreements the Company has with BellSouth. The Company also believes that the issues raised by BellSouth as additional bases for nonpayment do not excuse BellSouth from its obligation to pay reciprocal compensation under its interconnection agreement with the Company. Accordingly, the Company intends to defend vigorously against BellSouth's claims and to prosecute vigorously its claims against BellSouth in the above proceedings.

         As noted above, on July 16, 1999, the Company received a payment of $11.2 million from BellSouth representing a portion of the amounts due the Company for ISP reciprocal compensation in North Carolina. In making the payment, BellSouth stated that it was for ISP traffic the NCUC had ordered it to pay for in February 1998, including late fees, and that it was reserving all of its appeal rights with respect to the payment. BellSouth also stated that this payment did not include any amounts at issue in its September 14, 1998 NCUC proceeding. This partial payment did not cover all outstanding amounts the Company claims are due from BellSouth in North Carolina and other states the Company serves. For example, while the Company has outstanding amounts due from BellSouth for ISP traffic in Tennessee, Georgia and Florida, BellSouth has not paid these amounts, presumably because no orders specific to US LEC have been entered by state commissions in those states directing BellSouth to pay the Company. However, state commissions in these states have issued rulings in favor of other competitive carriers and as discussed above, the state commissions in Florida and Alabama have made rulings subsequent to the FCC Ruling. To address this issue, the Company has filed the following additional actions against BellSouth related to delinquent reciprocal compensation payments, none of which involve Metacomm or any similar network:

o On July 1, 1999, the Company filed a complaint against BellSouth before the Georgia Public Service Commission ("GAPSC"). The hearing with relation to this complaint concluded January 21, 2000. The Company anticipates receiving the ruling from the hearing officer in April 2000.

o On July 2, 1999, the Company filed a complaint against BellSouth before the Florida Public Service Commission ("FLPSC"). This matter is scheduled for hearing in late April 2000.

o On August 6, 1999, the Company filed a complaint against BellSouth before the Tennessee Regulatory Authority ("TRA"). This matter has not yet been scheduled for hearing.

         Management believes that the Company will ultimately obtain favorable results in the state proceedings described above before the NCUC, GAPSC, FLPSC and the TRA; however, BellSouth may elect to initiate additional proceedings (by way of appeal or otherwise) challenging amounts owed to the Company. In this regard, BellSouth recently has asserted a variety of other objections to paying portions of the reciprocal compensation billed by the Company. They include assertions that US LEC has miscalculated late payment fees due from BellSouth and that US LEC has billed reciprocal compensation using the wrong rates. The Company believes BellSouth has asserted these issues and will attempt to raise further issues in order to avoid or delay payment.

         If a decision adverse to the Company is issued in any of these proceedings by any of the state commissions, and in particular the NCUC, or in any appeal or review of a favorable decision by the Fourth Circuit Court of Appeals, state commissions, or the FCC, or if either the FCC or any of the applicable state commissions were to alter its view of reciprocal compensation, such an event could have a material adverse effect on the Company's operating results and financial condition. The Company's gross trade accounts receivable as of December 31, 1998 and 1999 included approximately $54.0 million and $190.0 million, respectively, of earned but uncollected Disputed Reciprocal Compensation (before a $12.0 million and $39.0 million allowance and before late payment charges) of which approximately $50.0 million and $148.0 million, respectively was generated as a result of traffic related to the Metacomm network.

         In June 1999, the Company adopted an existing agreement to extend local interconnection with BellSouth replacing the previous interconnection agreement, which expired on June 15, 1999. The adopted interconnection agreement with BellSouth expired on December 31, 1999 but continues in force until new interconnection agreements are reached. The new agreements will be effective as of January 1, 2000. The Company filed petitions for arbitration in all nine states in BellSouth operating territory seeking to obtain a PSC ordered interconnection agreement, but the Company anticipates that it will be able to avoid the arbitration process by adopting interconnection agreements that are either currently in effect or which will result from arbitrations involving other CLECs. The Company's ability to obtain favorable terms for interconnection following December 31, 1999 will depend on a number of factors, including decisions of the FCC and state regulatory authorities. However, the Company intends to pursue such agreements vigorously and does not anticipate any interruption in interconnection service.

         The Company does anticipate that any such new interconnection agreements will provide for reciprocal compensation at rates lower than in the Company's current interconnection agreement. The Company also anticipates that the reciprocal compensation related to Metacomm will not continue due to changes in the terms of the interconnection agreement, changes in Metacomm's business or the architecture of its network or a combination thereof. In light of this, the Company determined to stop advancing any payment to Metacomm in February 2000. In February, 2000 the Company received a notice by which Metacomm notified BellSouth that due to BellSouth's failure to pay reciprocal compensation, Metacomm was no longer able to sustain its network operations. Metacomm instructed BellSouth to terminate the facilities it provides to Metacomm. One effect of that termination will be to eliminate US LEC's revenue from the Metacomm network. Based on fourth quarter 1999 results, US LEC estimates that the reduction in revenue during 2000 will be approximately $18.0 million per quarter, the reduction in cost of services related to commissions approximately $9.0 million per quarter, resulting in a decrease in earnings from operations of approximately $9.0 million per quarter.

US LEC - The Competitive Telephone Company

          Management's Discussion and Analysis of Financial Condition and Results of Operations


Disputed Access Revenues
         In February 2000, US LEC filed suit in U.S. District Court for the Western District of North Carolina against Sprint Communications. This action seeks to collect amounts owed to US LEC for access charges for intrastate and interstate traffic which was either handed off to Sprint by the Company or terminated to the Company by Sprint. As of December 31, 1999, Sprint owed US LEC $4.3 million in access charges. Sprint has refused to pay the amounts invoiced by US LEC on the basis that the rates are higher than the amounts that Sprint is willing to pay. US LEC's invoices to Sprint are at the rates specified in US LEC's state and federal tariffs. The FCC recently determined that a long distance company may not withhold access charges on the basis that it believes the charges to be too high [MGC Communications, Inc. v. AT&T Corp., FCC Release 99-408]. As such, US LEC anticipates a favorable resolution of this matter.

EFFECT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133". The Company has not yet completed its analysis of any potential impact of SFAS No. 133 on its financial statements.

YEAR 2000 COMPLIANCE
         Many computer systems may experience difficulty processing dates beyond the year 1999 and will need to be modified prior to the Year 2000. Failure to make such modifications could result in system failures or miscalculations causing a disruption of operations. No piece of equipment or software, owned or maintained by the Company predates August 1996, with the majority of all technology purchases concentrated in the period following March 1997. Since all of its internal systems are relatively new and there were no legacy systems to integrate, the Company believes that it does not face material Year 2000 issues that may afflict many technology owners and that its internal software and hardware systems will function properly in all material respects with regard to Year 2000 issues. In addition, Year 2000 issues are also addressed as the Company's network and internal systems are upgraded in the normal course of business. As of December 31, 1999, the Company's costs expended towards Year 2000 compliance has been minimal and it does not expect its additional expenditures directly related to Year 2000 compliance cost to exceed $0.1 million. Management continually reassessed the status of the Company's Year 2000 compliance efforts through March 2000.

         The Company began conducting verification testing of all its internal information technology and information systems in 1998. The testing was concluded on September 25, 1999. The testing was a multi-phased process which includes, but is not limited to, setting the system clocks to simulate several key dates and times in the Year 2000, then performing daily activities. The infrastructure, servers and workstations, as well as software systems were tested and validated using this process. The Company's internal information technology and systems, based on manufacturer supplied information and internal testing, are 100% compliant, barring new contradictory information from the manufactures or vendors. The core of the Company's telecommunication operations, the Lucent Technologies 5ESS(R) Any Media(TM) switch, is fully compliant at this time, as are other telecommunications systems owned by the Company. The majority of the services and facilities vendors to the Company are compliant. While the Company has no control over vendors of telecommunications systems and facilities, based on information provided to the Company, the Company believed that the vendors utilized by the Company would be and were Year 2000 compliant by the end of 1999.

         The Company assessed the building access, security, and related issues at all of its switch locations. Each switch site is accessible by manual methods in the event of building systems failure. Further, each US LEC switch site was built with a Year 2000 compliant uninterruptible power supply and a back-up generator. The Company's corporate office and network operations center received assurances from the building management that all systems within these buildings are Year 2000 compliant. The Company's supporting services are centralized at the corporate offices.

         The Company (as are all other telecommunications providers) is heavily dependent on the public switched network, over which the Company has little control. The Company cannot give comfort on the status of the public switched network or other telecommunications carriers and facility providers (such as other local exchange carriers ("LECs"), competitive access providers ("CAPs") or interexchange carriers ("IXCs")).

         The Company experienced no major Year 2000 issues, therefore, management believes that its internal hardware and software applications are Year 2000 compliant in all material respects. There can be no absolute assurance that future problems may arise due to undetected issues with the Company's or supplier's systems. The Company is monitoring all key vendors and suppliers for Year 2000 issues. While most of the Company's significant suppliers and vendors have advised the Company that they are or anticipate being Year 2000 compliant, if the software applications of other LECs, IXCs, CAPs, or others on whose services the Company depends are not Year 2000 compliant, a material adverse effect on the Company's financial condition and results of operations could result. The Company is not aware of any significant vendor who may be unable to provide services to the Company as a result of Year 2000 non-compliance. The Company has developed Year 2000 contingency plans, in conjunction with its disaster recovery plans, in the event of a Year 2000 related failure including if its suppliers and vendors are not Year 2000 compliant, but there can be no assurance that the contingency plan will avoid service disruptions related to Year 2000 issues.

MARKET RISK
         US LEC is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes on its investments and debt. As of December 31, 1999, investments consisted primarily of institutional money market funds. All of the Company's long-term debt consist of variable rate instruments with interest rates that are based on a floating rate which, at the Company's option, is determined by either a base rate or the London Interbank Offered Rate, plus, in each case, a specified margin.

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

          Independent Auditors' Report



Board of Directors and Stockholders of
US LEC Corp.
Charlotte, North Carolina


         We have audited the accompanying consolidated balance sheets of US LEC Corp. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly in all material respects, the financial position of the companies as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 6 to the financial statements, a significant portion of the Company's accounts receivable and revenues relate to reciprocal compensation which is currently in dispute.


/s/ Deloitte & Touche LLP

February 29, 2000
Charlotte, North Carolina

US LEC - The Competitive Telephone Company

          US LEC Corp. and Subsidiaries
          Consolidated Balance Sheets
                December 31, 1998 and 1999 (In Thousands)

                                                                                       1998           1999
-------------------------------------------------------------------------------------------------------------
ASSETS (Note 5)

Current Assets:
    Cash and cash equivalents (Note 2)                                        $    41,965    $    15,174
    Certificates of deposit and restricted cash (Note 2 and 6)                      1,167          1,173
    Accounts receivable, net of allowance of $12,024 and $40,074, at 1998
       and 1999, respectively (Notes 2 and 6)                                      66,214        193,943
    Prepaid expenses and other assets                                               2,838          2,979
                                                                             ------------------------------
           Total current assets                                                   112,184        213,269
Property and Equipment, Net (Notes 2, 3 and 5)                                     56,219        102,002
Other Assets (Note 2)                                                               1,800          4,829
                                                                             ------------------------------
Total Assets                                                                  $   170,203  $     320,100
                                                                             ==============================
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Accounts payable (Note 8)                                                 $    8,909   $     13,050
    Deferred revenue (Note 2)                                                        829          1,702
    Accrued network costs (Note 2)                                                 4,521         12,911
    Accrued commissions, net - related party (Note 8)                              5,345         22,809
    Deferred income taxes (Notes 2 and 7)                                          7,108         15,160
    Commissions Payable (Note 2)                                                   4,600         23,702
    Accrued expenses - other                                                       4,657         10,826
                                                                             ------------------------------
        Total current liabilities                                                 35,969        100,160
                                                                             ------------------------------

Long-Term Debt (Note 5)                                                           20,000         72,000
Deferred Income Taxes, Noncurrent (Notes 2 and 7)                                  1,259          8,796
Other Liabilities - Noncurrent                                                         -            274

Stockholders' Equity  (Note 10):
   Common stock - Class A, $.01 par (72,925 authorized shares, 10,345 and 10,426
        outstanding at December 31, 1998 and 1999, respectively)                     103            104
   Common stock - Class B, $.01 par  (17,076 shares authorized shares, 17,076 and
        17,076 outstanding at December 31, 1998 and 1999, respectively)              171            171

 Additional paid-in capital                                                      106,800        108,665
 Retained earnings                                                                 6,556         30,365
 Unearned compensation - stock options                                              (655)          (435)
                                                                             ------------------------------
       Total stockholders' equity                                                112,975        138,870
                                                                             ------------------------------
Total Liabilities and Stockholders' Equity                               $       170,203    $   320,100
                                                                             ==============================

See notes to consolidated financial statements.

US LEC - The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Consolidated Statements of Operations
     For the years ended December 31, 1997, 1998, and 1999
    (In Thousands, Except Per Share Data)





                                                                                      1997            1998             1999
------------------------------------------------------------------------------------------------------------------------------------

Revenue, Net (Notes 2, 6 and 8 - includes related party transactions
   totaling $6,239 and $9,511 in 1998 and 1999, respectively)                   $       6,458    $      84,716    $    175,180
Cost of Services (Notes 6 and 8 - includes related party transactions
   totaling $19,759 and $38,990 in 1998 and 1999, respectively)                         4,201           33,646          73,613
                                                                                ----------------------------------------------
Gross Margin                                                                            2,257           51,070         101,567
Selling, General and Administrative (Note 8)                                            6,117           25,020          48,375
Depreciation and Amortization                                                             443            4,941          11,720
                                                                                ----------------------------------------------
Earnings (Loss) from Operations                                                        (4,303)          21,109          41,472

Other (Income) Expense
  Interest income                                                                         (66)          (1,860)         (1,050)
  Interest expense (Note 4)                                                               421              237           3,096
                                                                                ----------------------------------------------
Earnings (Loss) Before Income Taxes                                                    (4,658)          22,732          39,426
Provision For Income Taxes (Note 7)                                                         -            9,305          15,617
Net Earnings (Loss)                                                             $      (4,658)    $     13,427    $     23,809
                                                                                ----------------------------------------------

Net Earnings (Loss) Per Share (Note 11):
   Basic                                                                        $       (0.25)    $       0.53    $       0.87
                                                                                ----------------------------------------------
   Diluted                                                                      $       (0.25)    $       0.52    $       0.84
                                                                                ----------------------------------------------

Weighted Average Shares Outstanding (Note 11):
   Basic                                                                               18,653           25,295          27,431
                                                                                ----------------------------------------------
   Diluted                                                                             18,653           25,804          28,411
                                                                                ----------------------------------------------

US LEC - The Competitive Telephone Company

          US LEC Corp. and Subsidiaries
          Notes to Consolidated Financial Statements
               For the years ended December 31, 1997, 1998, and 1999 (In Thousands)




                                                                                    Common Stock            Common Stock
                                                                                       Class A                 Class B
                                                                                 --------------------    --------------------
                                                                                   Shares     Amount      Shares     Amount
-----------------------------------------------------------------------------------------------------------------------------


Balance (Deficiency), December 31, 1996                                              --   $      --          --   $      --
  Issuance of nonvoting units                                                        --          --          --          --
  Issuance of voting units                                                           --          --          --          --
  Issuance of warrants                                                               --          --          --          --
  Contribution to capital                                                            --          --          --          --
  Exchange of limited liability company units
    for C Corporation shares                                                      3,855          39      16,595         166
  Net loss                                                                           --          --          --          --
                                                                                ----------------------------------------------------

Balance, December 31, 1997                                                        3,855          39      16,595         166
  Public stock offering                                                           6,325          63          --          --
  Conversion of $5,000 stockholder loans for 481 shares
    of Class B common stock                                                          --          --         481           5
  Dividend (Note 4)                                                                  --          --          --          --
  Issuance of stock warrants                                                         --          --          --          --
  Unearned compensation - stock options                                              --          --          --          --
  Exercise of warrants                                                              165           1          --          --
  Tax effect of non-qualified options exercised                                      --          --          --          --
  Net earnings                                                                       --          --          --          --
                                                                                ----------------------------------------------------

Balance, December 31, 1998                                                       10,345         103      17,076         171
                                                                                ----------------------------------------------------
  Exercise of stock options                                                          14          --          --          --
  Exercise of warrants                                                                5          --          --          --
  Tax effects of warrants exercised                                                  --          --          --          --
  Issuance of Shares                                                                 62           1          --          --
  Unearned compensation - stock options                                              --          --          --          --
  Tax effect of Unearned Comp - Stock Options                                        --          --          --          --
  Tax effect of disqualified dispositions - ISO's                                    --          --          --          --
  Net earnings                                                                       --          --          --          --
                                                                                ----------------------------------------------------
Balance, December 31, 1999                                                       10,426   $     104      17,076   $     171
                                                                                ----------------------------------------------------


                                                                           Common Stock/                Common Stock/
                                                                         Voting Units (1)            Nonvoting Units (1)  Additional
                                                                   -------------------------    ------------------------    Paid-in
                                                                       Shares        Amount        Shares       Amount      Capital
                                                                   -----------------------------------------------------------------


   Balance (Deficiency), December 31, 1996                                --      $      --    $      --    $      --   $      --
     Issuance of nonvoting units                                          10            600            2           28          --
     Issuance of voting units                                              1                           1        4,413          --
     Issuance of warrants                                                 --          4,555           --           --          70
     Contribution to capital                                              --             --           --           --       1,711
     Exchange of limited liability company units
       for C Corporation shares                                          (11)        (5,155)          (3)      (4,441)      9,392
     Net loss                                                             --             --           --           --          --
                                                                  ------------------------------------------------------------------

   Balance, December 31, 1997                                             --             --           --           --      11,173
     Public stock offering                                                --             --           --           --      87,079
     Conversion of $5,000 stockholder loans for 481 shares
       of Class B common stock                                            --             --           --           --       4,995
     Dividend (Note 4)                                                    --             --           --           --       1,250
     Issuance of stock warrants                                           --             --           --           --          75
     Unearned compensation - stock options                                --             --           --           --         819
     Exercise of warrants                                                 --             --           --           --         471
     Tax effect of non-qualified options exercised                        --             --           --           --         938
     Net earnings                                                         --             --           --           --          --
                                                                   -----------------------------------------------------------------

   Balance, December 31, 1998                                             --             --           --           --     106,800
                                                                   -----------------------------------------------------------------
     Exercise of stock options                                            --             --           --           --         103
     Exercise of warrants                                                 --             --           --           --          14
     Tax effects of warrants exercised                                    --             --           --           --          23
     Issuance of Shares                                                   --             --           --           --       1,749
     Unearned compensation - stock options                                --             --           --           --         (29)
     Tax effect of Unearned Comp - Stock Options                          --             --           --           --         (76)
     Tax effect of disqualified dispositions - ISO's                      --             --           --           --          81
     Net earnings                                                         --             --           --           --          --
                                                                   -----------------------------------------------------------------
   Balance, December 31, 1999                                             --      $      --           --    $      --  $  108,665
                                                                   -----------------------------------------------------------------

                                                                                       Unearned
                                                                          Retained   Compensation
                                                                          Earnings       Stock
                                                                          (Deficit)     Options       Total
                                                                     ------------------------------------------


   Balance (Deficiency), December 31, 1996                            $    (963)          --    $    (335)
     Issuance of nonvoting units                                             --           --        4,413
     Issuance of voting units                                                --           --        4,555
     Issuance of warrants                                                    --           --           70
     Contribution to capital                                                 --           --        1,711
     Exchange of limited liability company units
       for C Corporation shares                                              --           --            1
     Net loss                                                            (4,658)          --       (4,658)
                                                                      -----------------------------------------

   Balance, December 31, 1997                                            (5,621)          --        5,757
     Public stock offering                                                   --           --       87,142
     Conversion of $5,000 stockholder loans for 481 shares
       of Class B common stock                                               --           --        5,000
     Dividend (Note 4)                                                   (1,250)          --           --
     Issuance of stock warrants                                              --           --           75
     Unearned compensation - stock options                                   --         (655)         164
     Exercise of warrants                                                    --           --          472
     Tax effect of non-qualified options exercised                           --           --          938
     Net earnings                                                        13,427           --       13,427
                                                                      -----------------------------------------


   Balance, December 31, 1998                                             6,556         (655)     112,975
                                                                      -----------------------------------------

     Exercise of stock options                                               --           --          103
     Exercise of warrants                                                    --           --           14
     Tax effects of warrants exercised                                       --           --           23
     Issuance of Shares                                                      --           --        1,750
     Unearned compensation - stock options                                   --          220          191
     Tax effect of Unearned Comp - Stock Options                             --           --          (76)
     Tax effect of disqualified dispositions - ISO's                         --           --           81
     Net earnings                                                        23,809           --       23,809
                                                                      -----------------------------------------

   Balance, December 31, 1999                                       $    30,365    $    (435)   $ 138,870
                                                                      -----------------------------------------



(1) On December 31, 1997, all limited liability units were converted into C Corporation common shares based upon a conversion ratio of 1,500 shares for each unit.

US LEC - The Competitive Telephone Company


       US LEC Corp. and Subsidiaries
       Consolidated Statements of Cash Flows
          For the years ended December 31, 1997, 1998, and 1999
         (In Thousands)






                                                                                 1997       1998         1999
-----------------------------------------------------------------------------------------------------------------
Operating Activities:
         Net earnings (loss)                                               $   (4,658)   $  13,427    $  23,809
         Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
                  Depreciation and amortization                                   443        4,941       11,720
                  Accounts receivable allowance                                    --       12,024       28,050
                  Stock compensation                                               71          240           --
                  Deferred compensation                                            --         (655)         191
                  Deferred taxes                                                   --        8,367       15,617
         Changes in assets and liabilities which provided (used) cash:
                  Accounts receivable                                          (6,006)     (74,177)    (155,779)
                  Prepaid expenses and other assets                                31         (579)         495
                  Other assets                                                    (14)      (1,271)         (41)
                  Accounts payable                                                459        1,609          (96)
                  Deferred revenue                                              1,141         (312)         873
                  Accrued expenses - other                                        634        5,082        3,995
                  Commissions Payable                                             440        4,160       19,103
                  Other Liabilities - Noncurrent                                   --           --          274
                  Accrued Commissions Payable - Related Party                      81        5,264       17,464
                  Accrued network costs                                         1,784        2,737        8,390
                                                                            --------------------------------------
                  Total adjustments                                              (936)     (32,570)     (49,744)
                                                                            --------------------------------------
                  Net cash used in operating activities                        (5,594)     (19,143)     (25,935)
                                                                            --------------------------------------

Investing Activities:
         Purchase of property and equipment                                    (5,802)     (47,721)     (49,690)
         Purchases of certificates of deposit and restricted cash                (349)        (817)          (6)
         (Advances to) repayments from stockholder                               (200)          --           --
                                                                            --------------------------------------
                      Net cash used in investing activities                    (5,951)     (48,538)     (49,696)
                                                                            --------------------------------------

Financing Activities:
         Issuance of common shares and limited liability company units          8,968          471           --
         Proceeds from public stock offering                                       --       87,142          114
         Contribution of capital                                                1,711           --           --
         Proceeds from long-term debt                                              --       20,000       52,000
         Payment for deferred loan fees                                            --       (1,156)      (3,274)
         Proceeds from notes payable - stockholders                             4,289        3,289           --
         Repayment of notes payable - stockholders                               (960)      (3,289)          --
                                                                            --------------------------------------
                    Net cash provided by financing activities                  14,008      106,457       48,840
                                                                            --------------------------------------

Net Increase (Decrease) in Cash and Cash Equivalents                            2,463       38,776      (26,791)
Cash and Cash Equivalents, Beginning of Period                                    726        3,189       41,965
Cash and Cash Equivalents, End of Period                                    $   3,189    $  41,965    $  15,174
                                                                            --------------------------------------
Supplemental Cash Flows Disclosures
         Cash paid for:
                  Interest                                                  $     672    $     505    $   2,748
                                                                            --------------------------------------
                  Taxes                                                     $      --    $   1,860    $       2
                                                                            --------------------------------------

Supplemental Noncash Investing and Financing Activities:
   During 1997, accrued interest of $55 due to stockholders was converted into voting equity.
   At December 31, 1997, 1998, and 1999, $7,267, $6,838 and $11,079 respectively, of property and equipment additions are included in  outstanding accounts payable.
   During 1998, the majority stockholder converted $5,000 of loans to the Company for 481 shares of Class B Stock.
       The dividend resulting from the cancellation of the loan was $1,250.

See notes to consolidated financial statements.

US LEC - The Competitive Telephone Company

US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
                           For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)


1.       ORGANIZATION AND NATURE OF BUSINESS
         The consolidated financial statements include the accounts of US LEC Corp. (the "Company") and its ten wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company was incorporated in 1996 as an S Corporation. Effective December 31, 1996, US LEC Corp. was converted to a limited liability company ("US LEC L.L.C.") through an exchange of the S Corporation common stock for voting and nonvoting units of US LEC L.L.C. On December 31, 1997, in anticipation of an initial public offering of common stock, the Company became a C Corporation through a merger of US LEC L.L.C. into the Company and the exchange of all of the limited liability company units into shares of Class A or Class B Common Stock. On April 29, 1998, the Company completed the sale of 5,500 shares of Class A Common Stock through an initial public offering. Additionally, on May 12, 1998, the Company issued 825 shares of Class A Common Stock in connection with the underwriters' exercise of their option to cover over-allotments. The total offering resulted in net proceeds of approximately $87,142, after deducting underwriting discounts, commissions and offering expenses. The Company has used all of the net proceeds of the initial public offering to further expand and develop its telecommunications network and services.

         The Company, through its subsidiaries, provides switched local, long distance and enhanced telecommunications services primarily to businesses and other organizations in selected markets in the southeastern United States. The Company was a development stage enterprise from inception until March 1997, when it began generating telecommunications revenues.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         Revenue Recognition - The Company recognizes revenue on telecommunications and enhanced communications services in the period that the service is provided. Revenue is recognized when it meets specific criteria: 1) the revenue is earned and our earnings process is complete, 2) the revenue is realizable in that it was due and payable, and 3) ultimate collectibility of the revenue is reasonably assured. Reciprocal compensation that we record as revenue from other local exchange carriers represents compensation for local telecommunications traffic terminated on our network that originates on another carrier's network. To date, a majority of our reciprocal compensation revenue has been generated through the Metacomm network from traffic originated by customers of BellSouth Telecommunications, Inc. ("BellSouth"). The billing, payment and other arrangements for this reciprocal compensation are governed by an interconnection agreement between BellSouth and the Company. Reciprocal compensation revenue recognized by the Company is earned because we have completed performance of the service that the BellSouth interconnection agreement requires us to perform. Revenue is recorded net of amounts which are rebated to a customer or outside sales agent pursuant to each respective telecommunications service contract as well as net of amounts relating to the allowance for potentially uncollectible receivables related to ISP reciprocal compensation. For the year ended December 31, 1998 and December 31, 1999, commissions expense of $6,377 and $25,265, respectively, and an allowance of $12,000 and $27,944, respectively, are netted with gross revenues in the accompanying financial statements. Revenue related to billings in advance of providing services is deferred and recognized when earned. At December 31, 1997, deferred revenue primarily represented billings to incumbent local exchange carriers ("ILECs") relating to internet service provider ("ISP") reciprocal compensation. Reciprocal compensation represents the compensation paid to and by a competitive local exchange carrier ("CLEC") and the ILEC for termination of a local call on the other's network. The Company deferred the recognition of such amounts in 1997 pending a ruling from the North Carolina Utilities Commission ("NCUC") relating to ISP reciprocal compensation. During 1998, such amounts were subsequently recorded as revenue as a result of the decision by the NCUC on February 26, 1998 in favor of the Company. As a result of this ruling, the Company began recognizing all such ISP reciprocal compensation revenue in the period in which the service was provided. However, due to current regulatory and judicial proceedings related to this type of revenue, the Company established an allowance of $39,823 at December 31, 1999, which has been recorded as a reduction of revenue of $12,000 and $27,823 during the years ended December 31, 1998 and December 31, 1999 respectively (see Note 6).

US LEC - The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
                           For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)

         Cash and Cash Equivalents - Cash equivalents consist of highly liquid investments with original maturities of three months or less at the time of purchase.

         Restricted Cash - The restricted cash balance as of December 31, 1998 and December 31, 1999 serves as collateral for letters of credit related to certain office leases.

         Accounts Receivable - The majority of the accounts receivable at December 31, 1998 and December 31, 1999 arose from reciprocal compensation revenue earned in accordance with terms of an interconnection agreement with BellSouth Telecommunications, Inc. ("BellSouth"). The Company established an allowance of $12,000 and $39,823 as of December 31, 1998 and December 31, 1999, respectively, due to the current judicial and regulatory proceedings related to this disputed revenue. The Company anticipates a ruling on these proceedings and collection within twelve months and therefore continues to treat the disputed amounts as current on the accompanying financial statements (see Note 6).

         Property and Equipment - Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, except for leasehold improvements as noted below.

The estimated useful lives of the Company's principal classes of property and equipment are as follows:

Telecommunications switching and other           5 - 9 years
   equipment
Office equipment, furniture and other            5 years
Leasehold improvements                           The lesser of the estimated
                                                 useful lives or the lease term

         In 1999, the Company capitalized $264 and $81 in payroll related and interest costs respectively in accordance with the AICPA Statement of Position ("SOP ") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

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

         Debt Issuance Cost - The Company capitalizes loan fees associated with securing long term debt and amortizes such deferred loan fees over the term of the debt agreement. The Company had deferred loan fees of $1,156 and $4,664 as of December 31, 1998 and 1999, respectively recorded in other assets on the accompanying balance sheet which are being amortized over 7 years (see Note 5).

         Fair Value of Financial Instruments - Management believes the fair values of the Company's financial instruments, including cash equivalents, restricted cash, accounts receivables, and accounts payable approximate their carrying value. In addition, because the long-term debt consists of variable rate instruments, their carrying values approximate fair values.

         Income Taxes - The Company was a limited liability company for the period from January 1, 1997 to December 31, 1997, on which date it was converted to a C Corporation. Accordingly, no provision (benefit) for income taxes was necessary for 1997 since income taxes were the responsibility of the individual limited liability company members. On a pro forma basis, had the Company been structured as a C Corporation, there would have been no change in the net loss or net loss per share for 1996 and 1997. At December 31, 1997, deferred tax assets and liabilities related to the conversion to a C Corporation were not significant.

         For 1998 and 1999, income taxes are provided for temporary differences between the tax and financial accounting basis of assets and liabilities using the liability method. The tax effects of such differences, as reflected in the balance sheet, are at the enacted tax rates expected to be in effect when the differences reverse.

         Concentration of Risk - The Company is exposed to concentration of credit risk principally from trade accounts receivable. The Company's trade customers are located in the southeastern United States. The Company performs ongoing credit evaluations of its customers but does not require collateral to support customer receivables. Credit risk may be reduced by the fact that the Company's most significant trade receivables are from large, well-established telecommunications entities. However, at December 31, 1998 and 1999, the majority of the accounts receivable balance is due from BellSouth and is currently in dispute (see Note 6).

         The Company is dependent upon certain suppliers for the provision of telecommunications services to its customers. The Company has executed interconnection agreements for all of its current operating networks, and a number of these agreements were re-negotiated in 1999. Management believes that suitable interconnection agreements can be negotiated for the remaining agreements that will expire during 2000 and, accordingly, does not expect any disruption of services. The interconnection agreement with BellSouth expired on December 31, 1999 but continues in force until new interconnection agreements are reached. The new BellSouth agreements will be effective as of January 1, 2000 (see Note 6).

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

         Advertising - The Company expenses advertising costs in the period incurred. Advertising expense amounted to $137, $276, and $522 for 1997, 1998 and 1999, respectively, which for 1999 were entirely offset by marketing incentives provided by a vendor.

         Significant Customer - In fiscal 1997, 1998, and 1999, BellSouth, operating in the majority of the Company's markets, accounted for approximately 65%, 80%, and 70%, respectively, of the Company's net revenue (before reduction for the $12,000 and $27,823 allowance in 1998 and 1999, respectively, described in Note 6). The majority of this revenue for 1998 and 1999 was generated from ISP reciprocal compensation. Although ISP reciprocal compensation owed to the Company by BellSouth is not a customer relationship in the traditional sense, BellSouth is shown here due to the significant contribution to revenue. At December 31, 1997, 1998, and 1999, BellSouth accounted for 67%, 94%, and 92% of the Company's total accounts receivable before allowance, respectively. The majority of such receivables and revenues have resulted from traffic associated with Metacomm, LLC ("Metacomm"), a customer of the Company and BellSouth, and which became a related party to the Company during 1998 (see Notes 6 and 8).

US LEC - The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
                           For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)


         Recent Accounting Pronouncements - In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This standard addresses the accounting for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of SFAS No. 133". The Company has not yet completed its analysis of any potential impact of this standard on its financial statements.

         Reclassifications - Certain reclassifications have been made to 1997 and 1998 amounts to conform to the 1999 presentation.

3.  PROPERTY AND EQUIPMENT
         Property and equipment at December 31, 1998 and 1999 is summarized by major class as follows:

                                                          1998         1999
--------------------------------------------------------------------------------

Telecommunications switching and other equipment      $  45,334     $    79,494
Office equipment, furniture and other                     9,158          24,950
Leasehold improvements                                    6,785          14,071
                                                      -------------------------
                                                         61,277         118,515
Less accumulated depreciation and amortization           (5,058)        (16,513)
                                                      -------------------------
Total                                                 $  56,219     $   102,002
                                                      =========================

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

         Interest expense to related parties totaled $420, $223 and $0 in 1997, 1998 and 1999, respectively.

5.  LONG-TERM DEBT
         In December 1998, the Company entered into a $50,000 senior secured loan agreement with General Electric Capital Corporation and First Union National Bank. The loan agreement was comprised of a $42,500 one-year revolving credit facility which converted to a seven year term loan and a $7,500 reducing revolving credit facility with a six year term. The amount outstanding at December 31, 1998 was $20,000. In June 1999, the Company amended the loan agreement to increase the amount available under the agreement from $50,000 to $75,000. In December 1999, the Company again amended the loan agreement increasing the amount available from $75,000 to $150,000. The credit facility is now comprised of (i) a $125,000 revolving credit facility with a term of 18 months and an option to convert into a six-year term loan at the end of that 18 month period and (ii) a $25,000 reducing revolving credit facility with a six-year term. The interest rate for the facility is a floating rate based, at the Company's option, on a base rate (as defined in the loan agreement) or the London Interbank Offered Rate (LIBOR), plus a specified margin. The amount outstanding under the credit facility at December 31, 1999 was $72,000. Advances under the agreement as of December 31, 1999 bear interest at an annual rate ranging between approximately 10.5% and 11.7%. The credit facility is subject to certain financial covenants, the most significant of which relate to the maintenance of levels of revenue, earnings and debt ratios. The credit facility is secured by a pledge of the capital stock of the Company's principal operating subsidiaries and a security interest in a substantial portion of the Company's and its operating subsidiaries' equipment, receivables, leasehold improvements and general intangibles. Proceeds from the credit facility have been and will be used to fund capital expenditures and working capital requirements and for other general corporate purposes. Scheduled maturities of long-term debt, assuming conversion to a term loan are as follows:

Year ending December 31:
         2000                         $        -
         2001                                  -
         2002                              10,800
         2003                              10,800
         2004                              14,400
         Thereafter                        36,000
                                      -----------
            Total                     $    72,000
                                      ===========

6. COMMITMENTS AND CONTINGENCIES
         Disputed Reciprocal Compensation Revenues - A majority of the Company's revenue is derived from reciprocal compensation amounts due from ILECs, principally BellSouth. In August 1997, BellSouth notified the Company and other CLECs that it considered traffic terminated to Enhanced Service Providers ("ESPs"), including internet service providers ("ISPs"), to be interstate traffic, and therefore not subject to reciprocal compensation, and that BellSouth would not pay (or bill) reciprocal compensation under interconnection agreements for this traffic. BellSouth is disputing the portion of reciprocal compensation billed by the Company related to the transport and termination of local traffic from its customers to ESPs, including ISPs and information service providers, primarily on the basis that such traffic does not terminate in the same local exchange and, as described below, the portion of the reciprocal compensation billings related to traffic on the network of Metacomm, LLC ("Metacomm") (collectively referred to as "Disputed Reciprocal Compensation"). The Company recorded Disputed Reciprocal Compensation revenue of approximately $0, $42,000 and $92,000 for 1997, 1998 and 1999, respectively, net of a $0,
$12,000 and $27,000 allowance, respectively. Management believes that the Company has earned and is legally entitled to this revenue and payments are due from BellSouth pursuant to the interconnection agreements that BellSouth has with the Company.

         On February 26, 1998, following a petition by the Company, the North Carolina Utilities Commission (the "NCUC") ordered BellSouth to bill and pay for all ISP-related traffic (the "NCUC Order"). Following motions filed by BellSouth, the NCUC stayed enforcement of its order until June 1, 1998. On April 27, 1998, BellSouth filed a petition for judicial review of the NCUC Order and an action for declaratory judgment and other relief (including a request for an additional stay) with the United States District Court for the Western District of North Carolina ("U.S. District Court") pending determination of certain related issues by the Federal Communications Commission ("FCC"). This action was filed against the Company and the NCUC. In June 1999, the U.S. District Court dismissed BellSouth's petition without prejudice and remanded back to the NCUC for further review. Following the U.S District Court's remand, on June 22, 1999, the NCUC denied BellSouth's request for a further stay of the NCUC Order. On July 16, 1999, the Company received an $11,187 payment from BellSouth for a portion of the Disputed Reciprocal Compensation earned from terminating calls to ISPs that are customers to the Company's North Carolina operations, and subject to the NCUC Order.

         Other than denying BellSouth's request for a further stay, the only action taken by the NCUC with respect to the remand from the U.S. District Court is that the NCUC filed with the U.S. Fourth Circuit Court of Appeals (the "4th Circuit") a notice of appeal of the U.S. District Court's order that rejected the NCUC's defenses, including its defense that the 11th Amendment to the United States Constitution bars BellSouth from making the NCUC a party to our proceeding in the federal courts. The Company has also appealed and the United States Justice Department has intervened in the appeal. The Appellate hearing on this matter is tentatively scheduled for early June, 2000.

US LEC - The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
                           For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)


         In February, 1999, the FCC issued a declaratory ruling (the "FCC Ruling") which concluded that for jurisdictional purposes most calls delivered to ISPs should be deemed to continue to internet web sites, which are often located in other states. Thus, the FCC ruled that such calls are jurisdictionally "interstate" in nature. However, the FCC further declared that where parties have previously agreed in interconnection agreements that reciprocal compensation must be paid for traffic bound for ISPs, the parties should be bound by those agreements, as interpreted and enforced by state regulatory bodies. The FCC also recognized that some commissions might reconsider their decisions in light of its ruling. As noted, the NCUC had ruled on February 26, 1998 in favor of the Company with respect to payment for traffic bound to ISPs under the Company's first interconnection agreement with BellSouth. To date, state regulatory bodies in at least twenty-three states have considered the effect of the FCC Ruling and have overwhelmingly reaffirmed their earlier decisions requiring payment of reciprocal compensation for this type of traffic or for the first time determined that such compensation is due. Included among these states are Alabama, Florida, and Tennessee, all of which are in BellSouth's operating territory. In this regard, the Alabama Public Service Commission concluded that the treatment of ISP traffic as local was so prevalent in the industry at the time BellSouth entered into interconnection agreements with CLECs that, if it is so intended, BellSouth had an obligation to negate such local treatment in the agreements by specifically delineating that ISP traffic was not local traffic subject to the payment of reciprocal compensation. The Florida Public Service Commission reached a similar conclusion. Georgia and Tennessee have also reaffirmed decisions that reciprocal compensation is owed for calls to ISPs. In an arbitration of the terms of a new interconnection agreement between BellSouth and another CLEC, the NCUC recently determined that until the FCC issues a definitive ruling pursuant to the notice of proposed rulemaking which was part of the FCC Ruling, reciprocal compensation should continue to be paid under the new interconnection agreement. While US LEC was not a party to this arbitration, management believes this decision to be favorable in light of the U.S. District Court's remand (discussed above). Two BellSouth states - South Carolina and Louisiana - have ruled that reciprocal compensation is not due for traffic to ISPs. These decisions also came after the FCC's Declaratory Ruling. All of these decisions have been appealed. The South Carolina and Louisiana decisions represent a view adopted by very few other states. (The Company does not provide local service and has no reciprocal compensation recorded for traffic in South Carolina or Louisiana).

         In February 2000, the Company received payment from GTE for reciprocal compensation related to ISP and voice traffic in North Carolina. This payment was pursuant to a commercial arbitration award rendered January 4, 2000 resulting from a proceeding before the American Arbitration Association. GTE was ordered to pay US LEC for all ISP traffic for the period ending September 1999 (approximately $650). The Company is currently working through dispute resolution procedures with respect to subsequent periods and anticipates a favorable ruling.

         On September 14, 1998, the Company filed a complaint with the NCUC seeking payment of facilities charges, non-ISP based reciprocal compensation and intraLATA toll termination charges from BellSouth. Also on September 14, 1998, BellSouth filed a complaint with the NCUC seeking to be relieved from its obligations under its interconnection agreement with the Company to pay reciprocal compensation for traffic related to networks including that operated by Metacomm, a customer of BellSouth and the Company and, as of June 1998, a related party of the Company. The two proceedings were consolidated for purposes of discovery, which concluded June 16, 1999, and hearings concluded in August 1999 with respect to BellSouth's complaint. Hearings concerning US LEC's complaint have been continued by the NCUC pending an order in the BellSouth complaint. The Company anticipates that the NCUC will issue its ruling on BellSouth's complaint before the end of 2000. The BellSouth proceeding primarily involves the treatment of traffic over a network established by Metacomm and whether, under the interconnection agreements between the Company and BellSouth and the Telecommunications Act of 1996 (the "Telecom Act"), BellSouth is required to pay reciprocal compensation to the Company for traffic associated with this network and whether BellSouth has breached its interconnection agreements with the Company by failing to pay reciprocal compensation for this traffic.

         In the NCUC proceedings filed September 14, 1998, BellSouth claims principally that the traffic on Metacomm's network does not qualify for reciprocal compensation because the Metacomm network was designed to generate reciprocal compensation and that such traffic does not constitute "telecommunications" subject to the reciprocal compensation payment provisions of the Telecom Act and the interconnection agreements with BellSouth. In addition BellSouth has identified other issues on which it bases its claim that the traffic on the Metacomm network is not compensable, including (1) that the Company agreed to share reciprocal compensation with Metacomm, (2) that, as disclosed in the Company's Form 10-Q for the period ended September 30, 1998, Richard T. Aab, the largest shareholder of the Company and the Chairman of its Board of Directors, acquired a controlling interest in Metacomm after the dispute arose, (3) reciprocal compensation has been billed on an "always-on" basis even though there is no measurement of the amount of data transversing the network that is originated by customers of Metacomm, (4) that the billed traffic includes traffic during periods when Metacomm had not yet connected customers to its network or when customers of Metacomm were not sending data over the network,
(5) that the Metacomm network includes facilities that cross LATA boundaries and, therefore, data traversing these facilities is not local (and, therefore, is ineligible for reciprocal compensation), (6) that Metacomm is an unlicensed reseller of US LEC's services, not an end-user, and (7) that the Metacomm network is a quasi-dedicated network which should not be eligible for reciprocal compensation.

         It is the Company's understanding that during the relevant period Metacomm was engaged in the business of developing and operating a high-speed, always-on data network in North Carolina and its network provides users with continuous access to data, wide area network services, software applications and other services, including access to the Internet. In the course of the these proceedings, the Company concluded, based on positions taken and information provided by Metacomm, that Metacomm related traffic should not be considered to be solely ISP traffic, in part because its network provides additional services and functions to users. Notwithstanding this determination, the Company believes BellSouth will continue to contend the Disputed Reciprocal Compensation related to the Metacomm network traffic is subject, in the first instance, to the resolution of the ISP issue. The Company has recorded approximately $0, $50,000 and $98,000 of gross revenue, before allowances and late payment charges, for fiscal 1997, 1998 and 1999, respectively, related to reciprocal compensation revenue generated as a result of Metacomm network traffic.

         When the Metacomm network was originally developed, the Company agreed to pay Metacomm commissions equal to a specified percentage of the reciprocal compensation the Company receives from ILEC's for the network traffic. The Company recorded approximately $200, $20,000 and $39,000 for 1997, 1998 and 1999, respectively, in reciprocal compensation commission expense earned by Metacomm, which is included in cost of services in the accompanying financial statements. As of December 31, 1998 and 1999, the Company had a liability to Metacomm net of amounts owed by Metacomm to the Company in the amount of $5,345 and $22,809, respectively, which is recorded as accrued commissions, net - related party in the accompanying financial statements. The Company and Metacomm are parties to agreements by which commissions earned by Metacomm related to reciprocal compensation are not payable until the related reciprocal compensation is collected from the ILEC. However, in fiscal 1997, 1998 and 1999, the Company advanced to Metacomm $0, $8,257 and $12,015 prior to collecting the earned reciprocal compensation from BellSouth. These payments are subject to a repayment agreement whether or not the related reciprocal compensation is ultimately collected from BellSouth and are offset with commissions due to Metacomm since the legal right of offset exists.

         The Company believes that calls to establish, maintain and manage data network connections and intra-network communications generated by data processing routers, which were necessary to maintain the functionality and integrity of the Metacomm network, are within the definition of "telecommunications" under the Telecom Act and constitute compensable traffic subject to reciprocal compensation under the interconnection agreements the Company has with BellSouth. The Company also believes that the issues raised by BellSouth as additional bases for nonpayment does not excuse BellSouth from its obligation to pay reciprocal compensation under its interconnection agreement with the Company. Accordingly, the Company intends to defend vigorously against BellSouth's claims and to prosecute vigorously its claims against BellSouth in the above proceedings.

US LEC - The Competitive Telephone Company


US LEC Corp. and Subsidiaries
Notes to Consolidated Financial Statements
                           For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)

         As noted above, on July 16, 1999, the Company received a payment of $11,187 from BellSouth representing a portion of the amounts due the Company for ISP reciprocal compensation in North Carolina. In making the payment, BellSouth stated that it was for ISP traffic the NCUC had ordered it to pay for in February 1998, including late fees, and that it was reserving all of its appeal rights with respect to the payment. BellSouth also stated that this payment did not include any amounts at issue in its September 14, 1998 NCUC proceeding. This partial payment did not cover all outstanding amounts the Company claims are due from BellSouth in North Carolina and other states the Company serves. For example, while the Company has outstanding amounts due from BellSouth for ISP traffic in Tennessee, Georgia and Florida, BellSouth has not paid these amounts, presumably because no orders specific to US LEC have been entered by state commissions in those states directing BellSouth to pay the Company. However, state commissions in these states have issued rulings in favor of other competitive carriers and as discussed above, the state commissions in Florida and Alabama have made rulings subsequent to the FCC Ruling. To address this issue, the Company has filed the following additional actions against BellSouth related to delinquent reciprocal compensation payments, none of which involve Metacomm or any similar network:

         o On July 1, 1999, the Company filed a complaint against BellSouth before the Georgia Public Service Commission ("GAPSC"). The hearing with relation to this complaint concluded January 21, 2000. The Company anticipates receiving the ruling from the hearing officer in April 2000.

         o On July 2, 1999, the Company filed a complaint against BellSouth before the Florida Public Service Commission ("FLPSC"). This matter is scheduled for hearing in late April 2000.

         o On August 6, 1999, the Company filed a complaint against BellSouth before the Tennessee Regulatory Authority ("TRA"). This matter has not yet been scheduled for hearing.

         Management believes that the Company will ultimately obtain favorable results in the state proceedings described above before the NCUC, GAPSC, FLPSC and the TRA; however, BellSouth may elect to initiate additional proceedings (by way of appeal or otherwise) challenging amounts owed to the Company. In this regard, BellSouth recently has asserted a variety of other objections to paying portions of the reciprocal compensation billed by the Company. They include assertions that US LEC has miscalculated late payment fees due from BellSouth and that US LEC has billed reciprocal compensation using the wrong rates. The Company believes BellSouth has asserted these issues and will attempt to raise further issues in order to avoid or delay payment.

         If a decision adverse to the Company is issued in any of these proceedings by any of the state commissions, and in particular the NCUC, or in any appeal or review of a favorable decision by the Fourth Circuit Court of Appeals, state commissions, or the FCC, or if either the FCC or any of the applicable state commissions were to alter its view of reciprocal compensation, such an event could have a material adverse effect on the Company's operating results and financial condition. The Company's gross trade accounts receivable as of December 31, 1998 and 1999 included approximately $54,000 and $190,000, respectively, of earned but uncollected Disputed Reciprocal Compensation (before a $12,000 and $39,000 allowance and before late payment charges) of which approximately $50,000 and $148,000, respectively was generated as a result of traffic related to the Metacomm network.

         In June 1999, the Company adopted an existing agreement to extend local interconnection with BellSouth replacing the previous interconnection agreement, which expired on June 15, 1999. The adopted interconnection agreement with BellSouth expired on December 31, 1999 but continues in force until new interconnection agreements are reached. The new agreements will be effective as of January 1, 2000. The Company filed petitions for arbitration in all nine states in BellSouth operating territory seeking to obtain a PSC ordered interconnection agreement, but the Company anticipates that it will be able to avoid the arbitration process by adopting interconnection agreements that are either currently in effect or which will result from arbitrations involving other CLECs. The Company's ability to obtain favorable terms for interconnection following December 31, 1999 will depend on a number of factors, including decisions of the FCC and state regulatory authorities. However, the Company intends to pursue such agreements vigorously and does not anticipate any interruption in interconnection service.

         The Company does anticipate that any such new interconnection agreements will provide for reciprocal compensation at rates lower than in the Company's current interconnection agreement. The Company also anticipates that the reciprocal compensation related to Metacomm will not continue due to changes in the terms of the interconnection agreement, changes in Metacomm's business or the architecture of its network or a combination thereof. In light of this, the Company determined to stop advancing any payment to Metacomm in February 2000. In February, 2000 the Company received a notice by which Metacomm notified BellSouth that due to BellSouth's failure to pay reciprocal compensation, Metacomm was no longer able to sustain its network operations. Metacomm instructed BellSouth to terminate the facilities it provides to Metacomm. One effect of that termination will be to eliminate US LEC's revenue from the Metacomm network. Based on fourth quarter 1999 results, US LEC estimates that the reduction in revenue during 2000 will be approximately $18,000 per quarter, the reduction in cost of services related to commissions approximately $9,000 per quarter, resulting in a decrease in earnings from operations of approximately $9,000 per quarter.

         Disputed Access Revenues - In February 2000, US LEC filed suit in U.S. District Court for the Western District of North Carolina against Sprint Communications. This action seeks to collect amounts owing to US LEC for access charges for intrastate and interstate traffic which was either handed off to Sprint by the Company or terminated to the Company by Sprint. As of December 31, 1999, Sprint owed US LEC $4,320 in access charges. Sprint has refused to pay the amounts invoiced by US LEC on the basis that the rates are higher than the amounts that Sprint is willing to pay. US LEC's invoices to Sprint are at the rates specified in US LEC's state and federal tariffs. The FCC recently determined that a long distance company may not withhold access charges on the basis that it believes the charges to be too high [MGC Communications, Inc. v. AT&T Corp., FCC Release 99-408]. As such, US LEC anticipates a favorable resolution of this matter.

         Leases - The Company leases office premises in various locations under operating lease arrangements. Total rent expense on these leases amounted to $1,801, $1,853, and $4,195 in 1997, 1998 and 1999, respectively. The Company's restricted cash balance as of December 31, 1999 serves as collateral for letters of credit for some of these office leases. (See Note 8)

         Future minimum rental payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year are as follows (See
Note 8):

                  2000          $        5,054
                  2001                   5,478
                  2002                   5,460
                  2003                   4,932
                  2004                   4,087
                  Beyond                18,229
                                --------------
                                $       43,240
                                ==============

         Purchase Commitments - At December 31, 1998 and 1999, the Company has outstanding commitments to purchase switching equipment with an aggregate cost of $6,154 and $5,275, respectively.

US LEC - The Competitive Telephone Company

          US LEC Corp. and Subsidiaries
          Notes to Consolidated Financial Statements
               For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)

7.       INCOME TAXES
         The provision for income taxes in 1998 and 1999 consists of the following components:
                                                            1998    1999
--------------------------------------------------------------------------------
Current - Charge equivalent to net tax benefit of stock
         warrant exercise and issuance of stock options   $   938   $    28
                                                          ------------------
Deferred
         Federal                                            6,702    12,869
         State                                              1,665     2,720
                                                          ------------------
                                                            8,367    15,589
                                                          ------------------
Total provision for income taxes                          $ 9,305   $15,617
                                                          ==================

         The reconciliation of the statutory federal income tax rate to the Company's federal and state overall effective income tax rate is as follows:

                                                     1998       1999
--------------------------------------------------------------------------
Statutory federal rate                               35.00%     35.00%
State income taxes                                    5.30       4.49
Miscellaneous                                          .63        .11
                                                    ------------------
Effective tax rate                                   40.93%     39.60%
                                                    ==================

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999 are as follows:

Deferred tax assets:
                                                1998     1999
----------------------------------------------------------------
Net operating loss carryforward               $ 1,192   $17,054
         Deferred state taxes and other           584     1,696
         Accrued expenses                         328       727
                                              ------------------
                  Total deferred tax assets     2,104    19,477
                                              ------------------
Deferred tax liabilities:
         Net deferred revenues                  7,834    33,476
         Depreciation and amortization          2,591     9,811
         Other                                     46       146
                                              ------------------
                  Total deferred tax
                    liabilities                10,471    43,433
                                              ------------------
Net deferred tax liability                    $ 8,367   $23,956
                                              ==================

         At December 31, 1999 the Company has net operating loss carryforwards for federal purposes of approximately $40,206 expiring through 2019.

8.       RELATED PARTIES
         In 1997, the Company repaid $200 for amounts advanced to its major stockholder and received services under consulting agreements with two entities controlled by Company stockholders. Under these agreements in fiscal 1997, the Company expensed $175 which is included in selling, general and administrative expenses in the accompanying financial statements. No such consulting agreements existed during the years ended December 31, 1998 and 1999.

         During 1998, the Company's majority stockholder acquired an indirect controlling interest in Metacomm. Metacomm is engaged in the business of developing and operating a high-speed data network in North Carolina, and is a customer of the Company and BellSouth. During 1998 and 1999, respectively, the Company recorded $6,239 and $9,511 in revenue earned from services provided to Metacomm (which did not include revenue from reciprocal compensation due from BellSouth, see Note 6). Metacomm also earns commissions from the Company for reciprocal compensation revenue relating to Metacomm's network. The Company recorded $19,759 and $38,990 for 1998 and 1999, respectively, in reciprocal compensation commission expense earned by Metacomm, which is included in cost of services in the accompanying financial statements. Because the amounts due from Metacomm relating to services provided by the Company and commissions due to Metacomm have the legal right of offset, the Company has recorded a net liability to Metacomm of $5,345 and $22,809, in accrued commissions, net -- related party in the accompanying financial statements. The Company and Metacomm are parties to agreements by which commissions earned by Metacomm related to reciprocal compensation would not be paid to Metacomm until the related reciprocal compensation is collected from the ILEC. However, in 1998 and 1999 the Company advanced to Metacomm $8,257 and $12,015, respectively, prior to collecting the earned reciprocal compensation from BellSouth. These payments are subject to a repayment agreement if the related reciprocal compensation is ultimately determined not to be collectible from BellSouth. In Feb. 2000, Metacomm notified the Company they would no longer be able to sustain their operations. (See Note 6.)

         During 1998, the Company incurred $35 in expenses for chartered aircraft services provided by the majority stockholder.

         The Company incurred $89 and $50 in 1998 and 1999, respectively, in expenses for consulting services provided by Global Vista Communications, LLC ("Global Vista"). As of December 31, 1998 and 1999, a liability totaling $6 and $66, respectively, was included in accounts payable in the Company's financial statements, relating to software and consulting services purchased from Global Vista. In addition, during 1998 and 1999, the Company acquired $471 and $2,081, respectively, in software from Global Vista Communications, LLC ("Global Vista"), a company controlled by the Company's majority stockholder.

         During 1999, the Company capitalized $185 in site acquisition costs for services performed by Lincoln Harris LLC, a company controlled by a member of the Company's Board of Directors, these costs are included in leasehold improvements in the accompanying financial statements. In addition, the Company incurred $3 in expenses for services provided by Lincoln Harris. As of December 31, 1999, a liability totaling $46 was recorded in accounts payable in the Company's financial statements relating to leasehold improvements and services purchased from Lincoln Harris LLC.

         During 1999, the Company entered into an operating lease with H-C REIT, Inc., a Company controlled by a member of the Company's Board of Directors. The lease commences on May 1, 2000, and continues for a period of ten years. As part of the new lease agreement, H-C REIT, Inc. agreed to limit the company's liability under their existing lease agreement to $500 for early termination and lease incentive costs. The company has recognized this expense in 1999. Future minimum rental payments under the new lease are as follows and are included in total future minimum rental payments defined under Leases (See Note 6):

         2000                          $ 1,391
         2001                            2,127
         2002                            2,190
         2003                            2,255
         2004                            2,322
         Beyond                         13,584
                                       -------
         Total                         $23,869
                                       =======

         Company management believes that all of the above transactions were under terms no less favorable to the Company than could be arranged with unrelated parties.

US LEC - The Competitive Telephone Company


          US LEC Corp. and Subsidiaries
          Notes to Consolidated Financial Statements
               For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)


9.       EMPLOYEE BENEFIT PLAN
         The Company has a 401(k) savings plan under which employees can contribute up to 15% of their annual salary. For 1999, the Company made matching contributions to the plan totaling $381 based on 50% of the first 6% of an employee's contribution to the plan. For 1998, the Company made matching contributions to the plan totaling $41.


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

         Preferred Stock - The Company is authorized to issue 10,000 shares of preferred stock ($.01 par value) in one or more series without stockholder approval, subject to any limitations prescribed by law. Each series of preferred stock shall have such rights and preferences as shall be determined by the Company's Board of Directors. No shares of preferred stock have been issued. (See Note 12).

         Capital Contribution - During 1997, the Company's majority stockholder contributed an aggregate of $1,711 to additional paid-in capital. In addition, during 1998, this stockholder exchanged a $5,000 loan for 481 shares of Class B Common Stock (see Note 4).

         Warrants - During 1997, the Company issued warrants to three employees to purchase an aggregate of 345 shares of Class A Common Stock and a warrant to an outside sales agent to purchase 99 shares of Class A Common Stock. All of these warrants are fully vested and are exercisable at $2.86 per share for a three-year period from the date of issuance. Management believes that these employee warrants issued through October 1997 are non-compensatory based upon an internal valuation of their fair value.

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

         Stock Option Plan - In January 1998, the Company adopted the US LEC Corp. 1998 Omnibus Stock Plan (the "Stock Plan"). In August 1998, the Company filed a registration statement to register (i) 1,300 shares of Class A Common Stock reserved for issuance under the Stock Plan and (ii) 180 shares of Class A Common Stock reserved for issuance upon the exercise of nontransferable warrants granted by the Company to employees. In April 1999, the Company's stockholders voted to amend the Plan to increase the number of Class A Common Stock reserved for issuance under the Plan from 1,300 shares to 2,000 shares and in May 1999, the Company filed a registration statement to register these additional 700 shares. Under the amended Stock Plan, 2,000 shares of Class A Common Stock have been reserved for issuance for stock options, stock appreciation rights, restricted stock, performance awards or other stock-based awards. Options granted under the Stock Plan are at exercise prices determined by the Board of Directors or its Compensation Committee. For incentive stock options, the option price may not be less than the market value of the Class A Common Stock on the date of grant (110% of market value for greater than 10% stockholders).

         In January 1998, the Company granted incentive stock options to substantially all employees to purchase an aggregate of 183 shares of Class A Common Stock at $10 per share (fair market value on date of grant was $13 per share). These options began vesting annually in four equal installments beginning in January 1999. The Company recorded deferred compensation of $548 in 1998 associated with these options which will be amortized to compensation expense over the four-year vesting period. During 1998 and 1999, the Company amortized $105 and $101, respectively, to compensation expense relating to these options, after consideration of forfeitures.

         Also, during 1998, the Company granted to an employee, an option to purchase 360 shares of Class A Common Stock at $13 per share (fair market value on the date of grant was $14 per share). The Company recorded deferred compensation of $360 associated with these options and will amortize this amount to compensation expense over the four year vesting period. During 1998 and 1999, the Company amortized $60 and $90, respectively, to compensation expense relating to these options. In both 1998 and 1999 the Company granted options to purchase 5 shares of Class A Common Stock at the fair market value on the date of grant to each of the Company's two and three outside directors, respectively. These options vested immediately upon grant.

         In September 1998, the Company repriced 744 options outstanding to the fair value on such date of $7.31 per share. As a condition to the repricing, these options (other than the directors' options) vest over four years beginning at the repricing date.

         A summary of the option and warrant activity is as follows:

                                                           Options                                  Warrants
                                                  -------------------------------    ----------------------------------
                                                           Weighted    Weighted                    Weighted   Weighted
                                                           Average     Average                     Average     Average
                                                  Number   Exercise    Fair Value     Number       Exercise   Fair Value
                                                  of       Price       at Date of      of           Price     at Date of
                                                  Shares   Per Share   Grant         Warrants    Per Warrant     Grant
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996
         Granted at fair market value                                                   429      $     2.86  $   2.86
         Granted at less than fair market value                                          15            2.86      6.00
                                                                                     --------    -----------
Balance at December 31, 1997 (all exercisable)                                          444            2.86
         Granted at fair market value*             1,324    $   10.27   $   3.95
         Granted at less than fair
           market value                              575        11.88       6.89         25           10.00  $  13.00
         Exercised                                                 --                  (165)           2.86
         Forfeited or cancelled*                    (817)       14.41                    --              --
                                                 --------   ---------                            -----------
Balance at December 31, 1998                       1,082    $    8.00                   304         $  3.45
                                                 --------   ---------                --------    -----------
         Granted at fair market value                794    $   22.65   $  10.29
         Exercised                                   (14)        7.85                    (5)           2.86
         Forfeited or cancelled                      (67)       12.66                    --              --
                                                 --------   ---------                --------    -----------
 Balance at December 31, 1999                      1,795    $   14.30                   299       $    3.46
                                                 ========   =========                ========    ===========

* Includes 744 options repriced

US LEC - The Competitive Telephone Company

          US LEC Corp. and Subsidiaries
          Notes to Consolidated Financial Statements
               For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)

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

         Had compensation cost for the employee warrants and stock options been determined consistent with SFAS No. 123, the Company's net earnings (loss) and net earnings (loss) per share would approximate the following proforma amounts:


                                           1997                    1998                       1999
                                As Reported   Proforma    As Reported  Proforma     As Reported   Proforma
-----------------------------------------------------------------------------------------------------------
Net earnings (loss)             $  (4,658)   $  (4,737)   $   13,427   $   12,832   $   23,809   $   22,463
Earnings (loss) per share:
         Basic                      (0.25)       (0.25)         0.53         0.51         0.87         0.82
         Diluted                    (0.25)       (0.25)         0.52         0.50         0.84         0.79

         The Company estimated the fair value for both the stock options and the warrants using the Black-Scholes model assuming no dividend yield in 1997, 1998 and 1999; volatility of 0%, 40% and 40% for 1997, 1998 and 1999, respectively, an average risk-free interest rate of 6.0%, 5.0% and 6.5% for 1997, 1998 and 1999, respectively, an expected life of 18 months for the warrants and 5.8 and
5.1 years for the stock options in 1998 and 1999, respectively. The weighted average remaining contractual life of warrants and stock options outstanding at December 31, 1999 was 8 months and 9.1 years, respectively.

         A summary of the range of exercise prices and weighted average remaining lives for options and warrants outstanding and exercisable at December 31, 1999 is as follows:


                                                        Options Outstanding
                              ------------------------------------------------------------------------------
                                                               Weighted
                                                                Average        Weighted             Weighted
                               Range of          Number of     Remaining        Average  Number of    Average
                               Exercise           Options     Contractual      Exercise   Options    Exercise
                                 Price          Outstanding      Life           Price    Exercisable   Price
------------------------------------------------------------------------------------------------------------
Options granted at
         fair market value             $7.31         890       8.7 years        $ 7.31       222       $ 7.31
                                        9.50           6       8.8 years          9.50        1          9.50
                               11.25 - 15.38         157       8.7 years         12.87       45         12.89
                               16.50 - 16.50         145       9.3 years         16.50
                               18.38 - 22.75          69       9.5 years         19.16
                               23.13 - 25.75         164       9.7 years         24.15
                               26.13 - 27.69         357      10.0 years         26.15        5         27.69
                                               ---------                       -------     ------     -------
                                7.31 - 27.69       1,788       9.1 years         14.32      273          8.61
Options granted at less than
         fair market value             10.00           7       8.1 years         10.00        1         10.00
                                               ---------                       -------     ------     -------
Total options outstanding at
         December 31, 1999     $7.31 - $27.39      1,795       9.1 years        $14.30      274        $ 8.62
                                               =========                      ========    =======     =======

                                                                          Warrants Outstanding
                                                     --------------------------------------------------------------
                                                                           Number of       Weighted
                                                                           Warrants         Average         Weighted
                                                         Range of         Outstanding       Remaining        Average
                                                          Exercise            and         Contractual       Exercise
                                                            Price          Exercisable        Life            Price
--------------------------------------------------------------------------------------------------------------------
Warrants granted at fair market value                          $2.86            264       7.1 months          $ 2.86
Warrants granted at less than fair market value                 2.86             10       10.4 months           2.86
                                                               10.00             25       12.0 months          10.00
                                                                                ---                           ------
                                                        2.86 - 10.00             35       11.5 months           7.96
                                                                                ---
Total options warrants at December 31, 1999           $2.86 - $10.00            299       7.6 months          $ 3.46
                                                                                ---                           ------


11.      EARNINGS (LOSS) PER SHARE
         Earnings (loss) per common and common equivalent share and are based on net income (loss) divided by the weighted average shares outstanding during the period. The weighted average shares outstanding used in the calculation has been determined by giving retroactive effect to the merger of the predecessor limited liability company into the Company, which occurred on December 31, 1997 (based on the share conversion ratios utilized in the merger). Outstanding options and warrants are included in the calculation of diluted earnings per common share to the extent they are dilutive. Securities and Exchange Commission Staff Accounting Bulletin No. 98 requires that equity instruments granted at nominal amounts for periods prior to the filing of the registration statement be included in the calculation of per share data as if outstanding for all periods presented. Accordingly, the weighted average shares used in the calculation of basic and diluted earnings (loss) per share includes two thousand, three hundred and ten shares (two limited liability company units) granted in 1996 to employees, as if such shares were outstanding for the entire period.
         Following is the reconciliation of earnings (loss) per share for 1997, 1998 and 1999:

                                                  1997      1998       1999
--------------------------------------------------------------------------------
Basic earnings (loss) per share:
         Net earnings (loss)                   $ (4,658)   $ 13,427   $ 23,809
         Weighted average shares outstanding     18,653      25,295     27,431
                                               --------------------------------
         Basic earnings (loss) per share       $  (0.25)   $   0.53   $   0.87
                                               ================================
Diluted earnings (loss) per share:
         Net earnings (loss)                   $ (4,658)   $ 13,427   $ 23,809
                                               ================================
         Weighted average shares outstanding     18,653      25,295     27,431
         Dilutive effect of stock options          --           214        725
         Dilutive effect of warrants               --           295        255
                                               --------------------------------
         Weighted average shares, adjusted       18,653      25,804     28,411
                                               --------------------------------
Diluted earnings (loss) per share              $  (0.25)   $   0.52   $   0.84
                                               --------------------------------

12.      SUBSEQUENT EVENTS
         On February 25, 2000, the Company announced it has executed a letter of intent with affiliates of Bain Capital, Inc. (Bain) and Thomas H. Lee Partners, L.P. (THL) to invest up to $300 million in US LEC. Under the letter of intent, Bain and THL have each agreed to invest up to $150 million in convertible preferred stock in US LEC, subject to definitive documentation and other standard closing conditions and approvals. Bain and THL will each receive a seat on US LEC's board of directors. The investment will be made in two tranches yielding a 6% dividend and at a weighted average conversion price of approximately $39. The first tranche of $200 million will carry a conversion price of $35. During the first year after closing, the investors, at their option, may invest up to an additional $100 million with a conversion price of $46.50.

US LEC - The Competitive Telephone Company

          US LEC Corp. and Subsidiaries
          Notes to Consolidated Financial Statements
               For the years ended December 31, 1997, 1998, and 1999 (In Thousands, Except Per Share Data)



13.      QUARTERLY FINANCIAL DATA (UNAUDITED)
         The following table summarizes the Company's results of operations as presented in the consolidated statements of operations by quarter for 1997, 1998, and 1999. Amounts below exclude per share data for periods prior to the completion of the Company's initial public offering:

                                                      Quarter Ended
                                       --------------------------------------------
                                       March 31,   June 30,    Sept. 30,   Dec. 31,
                                          1999        1999       1999         1999
-----------------------------------------------------------------------------------
Year ended December 31, 1999:
Revenue, Net                           $ 36,212    $ 43,553    $ 47,348    $ 48,067
Cost of Services                         15,762      18,702      19,524      19,625
                                       --------------------------------------------
Gross Margin                             20,450      24,851      27,824      28,442

Selling, General and Administrative       9,666      11,806      13,707      13,196
Depreciation and Amortization             2,320       2,676       3,124       3,600
                                       --------------------------------------------
Earnings from Operations                  8,464      10,369      10,993      11,646
Interest Income (Expense), Net              (35)       (359)       (621)     (1,031)
                                       --------------------------------------------
Earnings Before Income Taxes              8,429      10,010      10,372      10,615
Provision for Income Taxes                3,414       4,035       4,170       3,998
                                       --------------------------------------------
Net Earnings                           $  5,015    $  5,975    $  6,202    $  6,617
                                       ============================================
Net Earnings per Share:
         Basic                         $    .18    $    .22    $    .23    $    .24
                                       ============================================
         Diluted                       $    .18    $    .21    $    .22    $    .23
                                       ============================================
Weighted Average Shares Outstanding:
         Basic                           27,422      27,427      27,428      27,447
                                       ============================================
         Diluted                         28,206      28,381      28,520      28,554
                                       ============================================

                                                      Quarter Ended
                                       ------------------------------------------
                                       March 31,   June 30,   Sept. 30,  Dec. 31,
                                          1998        1998       1998       1998
---------------------------------------------------------------------------------
Year ended December 31, 1998:
Revenue, Net                           $ 13,630    $ 18,348   $ 22,291   $ 30,447
Cost of Services                          6,473       7,537      7,296     12,340
                                       ------------------------------------------
Gross Margin                              7,157      10,811     14,995     18,107

Selling, General and Administrative       4,426       5,747      6,690      8,157
Depreciation and Amortization               442         925      1,547      2,027
                                       ------------------------------------------
Earnings from Operations                  2,289       4,139      6,758      7,923
Interest Income (Expense), Net              (90)        596        704        413
                                       ------------------------------------------
Earnings Before Income Taxes              2,199       4,735      7,462      8,336
Provision for Income Taxes                  880       1,905      2,999      3,521
                                       ------------------------------------------
Net Earnings                           $  1,319    $  2,830   $  4,463   $  4,815
                                       ==========================================
Net Earnings per Share:
         Basic                                     $    .11   $    .16   $    .18
                                                   ==============================
         Diluted                                   $    .11   $    .16   $    .17
                                                   ==============================
Weighted Average Shares Outstanding:
         Basic                                       25,548     27,420     27,420
                                                   ==============================
         Diluted                                     26,082     27,905     28,016
                                                   ==============================


                                                   Quarter Ended
                                      ------------------------------------------
                                      March 31,  June 30,  Sept. 30,   Dec. 31,
                                        1997       1997       1997       1997
--------------------------------------------------------------------------------
Year ended December 31, 1997:
Revenue                               $     1    $   229    $ 1,530    $ 4,698
Cost of Services                          423        315      1,075      2,388
                                      ------------------------------------------
Gross Margin (loss)                      (422)       (86)       455      2,310

Selling, General and Administrative     1,049      1,048      1,294      2,726
Depreciation and Amortization              14         88        125        216
                                      ------------------------------------------
Loss from Operations                   (1,485)    (1,222)      (964)      (632)
Interest Expense, Net                      67        108        102         78
                                      ------------------------------------------
Net Loss                              $(1,552)   $(1,330)   $(1,066)   $  (710)
                                      ==========================================

BOARD OF DIRECTORS
------------------

       Richard T. Aab                                David M. Flaum (1)(2)
       Chairman of the Board                         President
       US LEC Corp.                                  Flaum Management
                                                     Company, Inc.

       Tansukh V. Ganatra                            John  W. Harris  (1)(2)
       Vice Chairman and Chief                       President and Chief
       Executive Officer                             Executive Officer
       US LEC Corp.                                  Lincoln Harris, LLC.

       Steven L. Schoonover (1)(2)
       President and Chief
       Executive Officer
       CellXion, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee



EXECUTIVE OFFICERS
------------------

       Richard T. Aab
       Chairman of the Board

       Tansukh V. Ganatra
       Vice Chairman and Chief
       Executive Officer

       Michael K. Robinson
       Executive Vice President -
       Chief Financial Officer

       Aaron D. Cowell, Jr.
       President

       Robert D Ingram
       Executive Vice President
       Engineering and Chief
       Technical Officer

CORPORATE INFORMATION
---------------------

Form 10-K/Investor Contact
    A copy of the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Investor Relations at the Company's corporate office.

Common Stock and Dividend Information
     The Company's common stock trades on The Nasdaq National Market under the symbol CLEC. As of March 17, 2000, US LEC Corp. had approximately 5,300 beneficial holders of its common stock. Of that total, 127 were stockholders of record. To date, the Company has not paid cash dividends on its common stock. The Company currently intends to retain earnings to support operations and finance expansion and therefore does not anticipate paying Common Stock cash dividends in the foreseeable future.

    The following table sets forth the high and low closing price information as reported by Nasdaq during the period indicated since the Company's Class A Common Stock began trading publicly on April 24, 1998.

                                                 Stock Price*
    1998                                  High                 Low
    ----                                  ----                 ---

    First Quarter                           N/A                N/A
    Second Quarter                       $27.00               $15.00
    Third Quarter                        $25.88               $ 7.31
    Fourth Quarter                       $14.81               $ 9.50

    1999                                  High                 Low
    ----                                  ----                 ---
    First Quarter                        $19.50               $13.38
    Second Quarter                       $24.63               $16.50
    Third Quarter                        $33.13               $22.75
    Fourth Quarter                       $32.25               $23.50

*No public market for the stock prior to April 24, 1998

Annual Stockholders' Meeting
    The annual meeting of stockholders will be held on Tuesday, May 9, 2000, at 10:00 a.m. local time at the Charlotte Marriott City Center, 100 W. Trade Street, Charlotte, NC, 28202.

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